Exhibit 4.1

SIERRA METALS INC.

AMENDED AND RESTATED ANNUAL INFORMATION FORM

FOR THE YEAR ENDED DECEMBER 31, 2016

DATED: APRIL 21, 2017

Corporate Office:

79 Wellington Street West, Suite 2100

Toronto, Ontario

M5K 1H1

AMENDED AND RESTATED ANNUAL INFORMATION FORM DATED APRIL 21, 2017

SIERRA METALS INC. (“Sierra”, “Sierra Metals” or the “Company”)

PRELIMINARY NOTES

Effective Date of Information

The Company’s Annual Information Form dated March 30, 2017 has been amended and restated to reflect (i) the filing of an updated Bolivar Technical Report (as defined herein) on April 19, 2017 and (ii) the filing of an updated Cusi Technical Report (as defined herein) on April 17, 2017. The date of this Annual Information Form (the “AIF”) is April 21, 2017. Except as otherwise indicated, the information contained herein is as at December 31, 2016.

Documents Incorporated by Reference

The information provided in this AIF is supplemented by disclosure contained in the documents listed below which are incorporated by reference into this AIF. These documents must be read together with the AIF in order to provide full, true and plain disclosure of all material facts relating to Sierra Metals. The documents listed below are not contained within or attached to this document. The documents may be accessed on SEDAR at www.sedar.com under the Company’s profile.

Document	Effective Date/ Period Ended	Date Filed on SEDAR website	Document Category on the SEDAR Website

NI 43-101 Technical Report on Resources and Reserves, Yauricocha Mine, Yauyos Province, Peru (the “Yauricocha Technical Report”)	June 30, 2016	September 9, 2016	Technical Report

NI 43-101 Technical Report on Resources and Reserves, Bolivar Mine, Mexico (the “Bolivar Technical Report”)	February 28, 2017	April 19, 2017	Technical Report

NI 43-101 Technical Report on Resources, Cusi Mine, Mexico (the “Cusi Technical Report”)	January 31, 2017	April 17, 2017	Technical Report

Cautionary Statement – Forward Looking Information

This AIF contains “forward looking information” within the meaning of Canadian securities laws related to the Company and its operations, and in particular, the anticipated developments in the Company’s operations in future periods, the Company’s planned exploration activities, the adequacy of the Company’s financial resources and other events or conditions that may occur in the future. Statements concerning mineral reserve and resource estimates may also be considered to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if and when the properties are developed or further developed. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

These forward-looking statements include, but are not limited to: future production of silver, gold, lead, copper and zinc (collectively, the “metals”); future cash costs per ounce or pound of the metals; the price of the metals; the effects of domestic and foreign laws, regulations and government policies and actions affecting the Company’s operations or potential future operations; future successful development of the

Yauricocha mine in Yauyos Province, Peru (the “Yauricocha Mine”), the Bolivar mine in Chihuahua, Mexico (the “Bolivar Mine”) and the Cusihuiriachic property in Chihuahua, Mexico (the “Cusi Mine”) and other exploration and development projects; the sufficiency of the Company’s current working capital, anticipated operating cash flow or the Company’s ability to raise necessary funds; estimated production rates for the metals produced by the Company; timing of production; the estimated cost of sustaining capital; ongoing or future development plans and capital replacement, improvement or remediation programs; the estimates of expected or anticipated economic returns from the Company’s mining projects; future sales of the metals, concentrates or other future products produced by the Company; and the Company’s plans and expectations for its properties and operations.

Forward-looking information is subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, risks inherent in the mining industry including environmental hazards, industrial accidents, unusual or unexpected geological formations, floods, labour disruptions, explosions, cave-ins, weather conditions and criminal activity; commodity price fluctuations; higher operating and/or capital costs; lack of available infrastructure; the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; risks associated with the estimation of mineral resources and the geology, grade and continuity of mineral deposits and the inability to replace reserves; fluctuations in the price of commodities used in the Company’s operations; risks related to foreign operations; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; risks relating to outstanding borrowings; issues regarding title to the Company’s properties; risks related to environmental regulation; litigation risks; risks related to uninsured hazards; the impact of competition; volatility in the price of the Company’s securities; global financial risks; inability to attract or retain qualified employees; potential conflicts of interest; risks related to a controlling group of shareholders; dependence on third parties; differences in U.S. and Canadian reporting of mineral reserves and resources; claims under U.S. securities laws; potential dilutive transactions; foreign currency risks; risks related to business cycles; liquidity risks; reliance on internal control systems; and credit risks.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential” or variations thereof, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking information. Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking information, including, without limitation: uncertainty of production and cost estimates for the Yauricocha Mine, the Bolivar Mine and the Cusi Mine; uncertainty of production at the Company’s exploration and development properties; risks and uncertainties associated with developing and exploring new mines including start-up delays; risks and hazards associated with the business of mineral exploration, development and mining (including operating in foreign jurisdictions, environmental hazards, industrial accidents, unusual or unexpected geological or structure formations, pressures, cave-ins and flooding); risks and uncertainties relating to the interpretation of drill results and the geology, grade and continuity of the Company’s mineral deposits; risks related to the Company’s ability to obtain adequate financing for the Company’s planned development activities and to complete further exploration programs; fluctuations in spot and forward markets for the metals and certain other commodities; risks related to general economic conditions, including recent market and world events and conditions; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; relationships with and claims by local communities and indigenous populations; diminishing quantities or grades of mineral reserves as properties are mined; challenges to, or difficulty maintaining, the

Company’s title to properties and continued ownership thereof; risks related to the Company’s covenants with respect to the BCP Facility (as hereinafter defined); changes in national and local legislation, taxation, controls or regulations and political or economic developments or changes in Canada, Mexico, Peru or other countries where they may carry on business; risks related to the delay in obtaining or failure to obtain required permits, or non-compliance with permits the Company has obtained; increased costs and restrictions on operations due to compliance with environmental laws and regulations; regulations and pending legislation governing issues involving climate change, as well as the physical impacts of climate change; risks related to reclamation activities on the Company’s properties; uncertainties related to title to the Company’s mineral properties and the surface rights thereon, including the Company’s ability to acquire, or economically acquire, the surface rights to certain of the Company’s exploration and development projects; the Company’s ability to successfully acquire additional commercially mineable mineral rights; risks related to currency fluctuations (such as the Canadian dollar, the United States dollar, the Peruvian sol and the Mexican peso); increased costs affecting the mining industry, including occasional high rates of inflation; increased competition in the mining industry for properties, qualified personnel and management; risks related to some of the Company’s directors’ and officers’ involvement with other natural resource companies; the Company’s ability to attract and retain qualified personnel and management to grow the Company’s business; risks related to estimates of deferred tax assets and liabilities; risks related to claims and legal proceedings and the Company’s ability to maintain adequate internal control over financial reporting.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking information. Forward looking information includes statements about the future and are inherently uncertain, and the Company’s actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this AIF under the heading “Risk Factors”. The Company’s statements containing forward-looking information are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking information if circumstances or management’s beliefs, expectations or opinions should change, other than as required by applicable law. For the reasons set forth above, one should not place undue reliance on forward-looking information.

Classification of Mineral Reserves and Resources

In this AIF, the definitions of proven and probable mineral reserves, and measured, indicated and inferred mineral resources are those used by the Canadian provincial securities regulatory authorities and conform to the definitions utilized by the Canadian Institute of Mining, Metallurgy and Petroleum, as the CIM Definition Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council, as amended.

Cautionary Note to U.S. Investors concerning Estimates of Mineral Reserves and Measured, Indicated and Inferred Mineral Resources

This AIF has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with the Canadian Securities Administrators’ National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum as the CIM Definition Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council, as amended. These definitions differ from the definitions in SEC Industry Guide 7 under the United States Securities Act of 1933, as amended. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the United States Securities and Exchange Commission (the “SEC”). Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this AIF contain descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

Currency Information

All currency references in this AIF are in United States dollars unless otherwise indicated. References to “Canadian dollars” or the use of the symbol “C$” refers to Canadian dollars.

CORPORATE STRUCTURE

Name, Address and Incorporation

The Company was incorporated under the Canada Business Corporations Act (the “CBCA”) on April 11, 1996 under the corporate name “Line Islands Exploration Inc.” The articles were amended by a certificate of amendment dated December 9, 1999 changing the corporate name to “Dia Bras Exploration Inc.” The Company changed its name to “Sierra Metals Inc.” by a certificate of amendment dated December 5, 2012. On June 19, 2014, the Company’s articles were further amended to provide that meetings of shareholders may be held in (i) Canada, (ii) the United States of America or (iii) any city, municipality or other country in which the Company is doing business.

The registered principal office of Sierra Metals is located at 79 Wellington St W, Suite 2100, Toronto, Ontario, Canada M5K 1H1. The head office of the Company’s Mexican subsidiaries is located at Fernando de Borja No. 100, Col. San Felipe, Chihuahua, C.P. 31203, Mexico. The head office of the Company’s Peruvian subsidiaries is located at Av. Pedro de Osma, 450 Barranco, Lima, Peru.

Intercorporate Relationships

The Company carries on a significant portion of its business through a number of direct and indirect subsidiaries, as follows:

GENERAL DEVELOPMENT OF THE BUSINESS

Three-Year History and Recent Developments

2014

Peru

Underground drilling led to expansion and upgrading of mineralization at Yauricocha’s Central Mine and Cachi Cachi areas. Five mineralized chimneys were discovered within 400 meters of the Central Mine head frames. Discovery of these chimneys led to a new structural interpretation that indicated a similar area of mineralization may occur southwest of the Central Mine area.

At Cachi Cachi, drilling expanded mineralization to depth with a total of 3,057 meters drilled and 9 of 10 holes intersecting mineralization of potential ore grade and width.

A total of 5,043 meters of drilling was completed on the Antacaca and Rosaura orebodies during 2014. Ten of eleven holes drilled at Antacaca between Levels 970 and 1320 intersected mineralization of potential ore grade and width, and similar success for all nine holes drilled at Rosaura between Levels 970 and 1220.

Drilling at depth at the Central Mine Area of the Yauricocha Property demonstrated that the Catas orebody extends at least an additional 130 meters down dip. Drilling of three additional holes in the Central Mine Area demonstrated that the Antacaca orebody extended at least an additional 250 meters to depth.

For the twelve months ended December 31, 2014, Yauricocha processed an aggregate of 885,495 tonnes of material producing 2,121,565 oz. of silver, 7.7 million lb of copper, 46.7 million lb of lead, 54.3 million lb of zinc and 5,683 oz. of gold.

Mexico

Bolivar

Development in the Gallo Superior Magnetita ore body of the Bolivar Mine was started and mining of the body began during Q2 2014. An exploration program was initiated on the Bolivar property, outside the main mine area. The focus of the program was to test several precious metals targets identified by the Company’s geologists over several years, which are, La Lilly, Veta Piedras Verde, La Sidra, La Cilica and Reyna de Oro.

During March 2015, a new 115kw line from the Agua Caliente power substation was connected to the Piedras Verdes plant and was operational as the plant was running off of the 33kw line from the substation. This was expected to provide the power infrastructure for efficiency improvements, lower costs and open the possibility for further expansions at the plant.

For the twelve months ended December 31, 2014, Bolivar processed an aggregate of 665,951 tonnes of material producing 15.0 million lb of copper and 396,421 oz. of silver.

Cusi

The Company ramped up production at the Cusi Mine to approximately 600 tpd in line with production increases at the Malpaso processing plant.

Underground development at the Cusi Mine exposed several hundreds of meters of mineralized shoots in Cusi’s Promontorio and Santa Eduwiges Mines which increased the Company’s confidence that further development into areas identified by drilling may encounter mineralized shoots that are higher-grade and more extensive than indicated by the historic drilling pattern.

Construction of the new 300-meter-deep shaft at Santa Eduwiges was commenced, which was designed to more than triple production capacity from the mine and provide easier ore haulage. The two-compartment shaft was expected to operate with two 3-tonne skips and was rated at 1,000 tonnes capacity while operating 12 hours per day. The shaft can be deepened to 550 meters and still maintain this haulage rate.

Development of both the Promontorio and Santa Eduwiges mines, on the Cusi Property, progressed significantly during 2014 so that substantially more development ore was being processed at the Company’s Malpaso plant.

For the twelve months ended December 31, 2014, Cusi processed an aggregate of 155,269 tonnes of material producing 630,159 oz. of silver, 2.1 million lb of lead and 1,289 oz. of gold. Production during 2014 averaged approximately 500 tpd.

Financing and Corporate Activities

On July 24, 2014, Sierra announced the appointment of Audra Walsh as Chief Executive Officer and President, effective July 28, 2014. Concurrent with Ms. Walsh’s appointment, Daniel Tellechea retired from his role as Chief Executive Officer and President of the Company.

On September 5, 2014, the Company announced the resignation of Chief Financial Officer, Fernando Piccini, who left to pursue an opportunity with another company.

On October 14, 2014, Sierra announced that Ms. Audra Walsh joined the Company’s Board of Directors. Ms. Walsh replaced Mr. Daniel Tellechea on the Board of Directors.

On November 13, 2014, Sierra announced the appointment of Ed Guimaraes as Chief Financial Officer, effective November 17, 2014.

2015

Peru

On May 12, 2015, Sierra announced an updated NI 43-101 compliant reserve and resource estimate on the Yauricocha Property indicating total proven and probable mineral reserves for Yauricocha of 5,377,000 tonnes averaging 75.5 g/t silver, 1.41% lead, 0.80% copper, 2.34% zinc and 0.92 g/t gold, down from 6,394,000 tonnes at October 1, 2013, and total measured and indicated mineral resources, inclusive of mineral reserves, of 11,411,000 tonnes averaging 55.4 g/t silver, 0.85% lead, 0.83% copper, 1.73% zinc and 0.76 g/t gold, up from 6,139,000 tonnes at October 1, 2013.

For the twelve months ended December 31, 2015, Yauricocha processed an aggregate of 832,225 tonnes of material producing 1,791,056 oz. of silver, 5.6 million lb of copper, 39.4 million lb of lead, 42.1 million lb of zinc and 5,018 oz. of gold. At Yauricocha during 2015, the Company completed a total of 30,175.9m of diamond drilling including 15,681.1 meters of exploration drilling, 12,019.3 meters of infill drilling and 4,475.6 meters for dewatering.

Mexico

Bolivar

During March 2015, a new 115kw line from the Agua Caliente power substation was connected to the Piedras Verdes plant and was operational as the plant was running off of the 33kw line from the substation. The new line was designed to provide the power infrastructure for efficiency improvements, lower costs and open the possibility for further expansions at the plant.

For the twelve months ended December 31, 2015, Bolivar processed an aggregate of 830,447 tonnes of material producing 17.6 million lb of copper and 440,401 oz. of silver.

Cusi

During 2015, mine development on the Promontorio and Santa Eduwiges Mines managed to cross the transition zone of oxides-sulphides and enter the zone of sulphides. As is the case in the veins of the El Gallo, El Gallo Back, and some veins from Promontorio, were extended from level 6 to level 9 (70 m.), and also level 10.5 (30 m below level 9), with average head grades of 190g/t Ag, and 0.50% Pb.

Mine development drilling at Cusi during 2015 totaled 6,619 meters, of which 3,297 related to the Promontorio Mine and the remaining 3,266 m at the Santa Eduwiges Mine. Exploration drilling totaled 28,055 meters of which 4,892 meters were from surface and 23,163 meters within the mine in various different veins. The drill results demonstrated the presence of a district scale epithermal system with potential for additional discoveries of high grade silver and poly-metallic mineralization.

For the twelve months ended December 31, 2015, Cusi processed an aggregate of 155,269 tonnes of material producing 630,159 oz. of silver, 2.1 million lb of lead and 1,289 oz. of gold.

Financing and Corporate Activities

On April 13, 2015, Sierra announced the resignation of Audra Walsh as Chief Executive Officer and President, effective April 12, 2015. On April 14, 2015, Sierra announced the appointment of Mark Brennan as Chief Executive Officer, effective April 13, 2015. Mr. Brennan was also appointed to the Company’s Board of Directors.

On July 28, 2015, Sierra announced the appointment of Gordon Babcock as Chief Operating Officer, effective July 13, 2015.

On June 11, 2015, Sierra announced the appointment of Diego Miranda to the Company’s Board of Directors, effective June 10, 2015 and the resignation of Guillermo Kaelin from the Company’s Board of Directors.

On November 16, 2015, Sierra announced the appointment of Dionisio Romero Paoletti to the Company’s Board of Directors, effective November 16, 2015.

On August 10, 2015, Sierra announced the successful refinancing of the remaining $48.0 million due on the credit facility (the “Facility”) incurred in connection with the 2011 acquisition of its controlling interest in Sociedad Minera Corona S.A. (“Corona”) with Banco de Credito del Peru (“BCP”) effective August 7, 2015. The most significant amendments to the facility were as follows:

•	the remaining $48M due under the Facility was split into 2 tranches:

-	Tranche 1, in the amount of $24 million, has quarterly principal repayments of $1.25M beginning in November 2016 and ending in August 2020; and

-	Tranche 2, in the amount of $24 million, has no quarterly principal repayments and is to be repaid in full in August 2020;

•	one year principal repayment grace period;

•	reduced interest rate equal to 3.65% plus three month LIBOR vs previous rate of 4.15% plus three month LIBOR; and

•	the term of the Facility was extended for 5 Years.

2016

Peru

On January 28, 2016, the Company announced the discovery of a new high grade sulfide zone, referred to as the “Esperanza” zone, located 400 meters north of the Central Mine area, along strike from current mining activities. The Esperanza zone returned the thickest sulfide intercepts in the 60-year mining history at Yauricocha.

The Company announced the results of its continuing drill program at Esperanza which revealed that the zone is open on strike to the North, and at depth, and comes as part of an ongoing drill program at this high priority target at the Yauricocha Mine.

On August 4, 2016, the Company reported that exploration development and test stope programs from the Esperanza zone had provided material which began to be processed at the Chumpe plant.

Recent exploration development and test stope programs from the Esperanza zone provided 54,000 tonnes of material in 2016 which was processed at the Chumpe plant, located in the Lima District, Peru. The Company expects to process approximately 200,000 tonnes from the Esperanza zone during 2017.

On August 11, 2016, the Company announced the completion of an updated Mineral Reserve and Resource Estimate for the Yauricocha Mine which included a maiden Reserve and Resource Estimate for the recently discovered Esperanza Zone. See “Material Mineral Properties – Yauricocha Mine, Peru”.

On November 17, 2016, the Company announced the discovery of a new high grade sulfide zone referred to as the “Cuye – Mascota” zone, located 200 meters north of the central mine area along strike and adjacent to its current mining activities. The discovery resulted from ongoing diamond drill brownfield exploration programs testing priority targets at the Yauricocha Mine.

The Company successfully transitioned from the previously operating surface hoist to a new Hepburn double drum 1100 HP production hoist currently installed on the 720 level, where it will service the Mascota Shaft and increase skipping capacity by 30,000 MT per month.

Mexico

On March 6, 2017 the Company announced the results of the initial drill program on the Bolivar property in Chihuahua State, Mexico. The Company continues to define high grade silver-gold and polymetallic mineralization within the La Sidra vein. The mineralized zone currently extends to over 500 meters in length and to 300 meters in depth and is still open along strike and down dip.

Work is progressing on new NI 43-101 Technical Reports for the Bolivar and Cusi Mines, which are being prepared by SRK (as defined herein). These reports are expected to be completed in April 2017.

Mine development at Bolívar during Q4 2016 totaled 1,112 m. Most of these meters (746) were developed to prepare stopes for mine production. The remainder of the meters (366) were related to the deepening of ramps and developing service ramps to be used for ventilation and pumping.

On February 27, 2017 the Company announced the discovery of new high grade silver intercepts occurring in the Santa Rosa de Lima complex located within the current Cusi Mine operational area. The

Santa Rosa de Lima complex lies within a regional structure extending some 64 kilometers. Extension on the Cusi property has an anticipated length of 12 kilometers. The discovery comes as part of a reinterpretation of the Hydrothermal model and a drilling campaign consisting of 15,000 meters which began in December 2016. To date, the Company has drilled 10,200 meters or about 79% of the planned program which is expected to be completed by the end of March 2017.

During Q4 2016, at the Cusi property, mine development totaled 1,304 meters, and 4,750 meters of infill drilling was carried out inside the Mine.

On February 12, 2016, the Company reported a positive outcome in the legal dispute between Polo & Ron Minerals and Dia Bras Exploration Inc. (the Company’s previous name) and Dia Bras Mexicana, a subsidiary of the Company that holds its Bolivar and Cusi properties in Mexico. The Second Federal Collegiate Court on Civil and Labor Matters of the Seventeenth circuit in the State of Chihuahua (the “Federal Court”) issued a new judgment that the Eighth Civil Court of the Judicial District of Morelos in Chihuahua and the Fifth Civil Hall of the Superior Court of Justice of the State of Chihuahua (the “State Courts”) lacked jurisdiction to rule on issues concerning mining title and that no previous rulings by the State Courts against the Company would stand.

Financing and Corporate Activities

On July 15, 2016, the Company announced the appointment of Mike McAllister as Vice President of Corporate Development. Mr. McAllister had previously served as the Company’s Director of Corporate Development since April 2015.

On September 14, 2016, the Company announced the appointment of Mr. Alonso Lujan as Vice President Exploration. Mr. Lujan is a Geological and Mining Engineer with over 26 years of international experience in mineral exploration with a positive track record for increasing companies’ resources, output and company value.

On September 27, 2016, the Company’s shareholders voted in favour of a special resolution to amend the Company’s articles for the purpose of effecting a consolidation of the issued and outstanding Common Shares of the Company on the basis of one post-consolidation Common Share for every two pre-consolidation Common Shares or such other consolidation ratio that the directors of the Company deem desirable. Such ratio is to be no greater than one post-consolidation Common Share for every five pre-consolidation Common Shares.

Recent Developments

On January 13, 2017, the Company announced that its wholly-owned subsidiary, Cautivo Mining Inc. (“Cautivo”), had filed a preliminary prospectus with the securities regulatory authorities in each of the provinces and territories of Canada, other than Québec, for the purpose of qualifying the distribution by the Company to holders of its Common Shares of all of the issued and outstanding common shares (“Cautivo Shares”) in the capital of Cautivo (the “Distribution”) as a return of capital and to effect a rights offering under which recipients of Cautivo Shares under the Distribution will be entitled to purchase additional Cautivo Shares. On April 13, 2017, Cautivo filed an amended and restated preliminary prospectus dated April 13, 2017 in connection with the Distribution (the “Preliminary Prospectus”).

Cautivo was incorporated by the Company on December 6, 2016 for the purpose of completing the Distribution. On November 14, 2012, the Company acquired all of the outstanding shares of Plexmar Resources Inc. (“Plexmar”) pursuant to a plan of arrangement. The Company has made loans to Plexmar and its subsidiary in the aggregate amount of approximately US$4.8 million (the “Loans”). Immediately prior to the record date for the Distribution, the Company intends to transfer to Cautivo all of the outstanding shares of Plexmar and the Loans in exchange for Cautivo Shares which will then be distributed to the holders of Common Shares. There can be no assurance that Distribution will be completed on the terms set out in the Preliminary Prospectus or at all.

On February 16, 2017, the Company’s shareholders approved a reduction in the stated capital of the Common Shares to enable the Company to effect the Distribution as a tax-free return of capital.

On March 29, 2017, the Company announced that Mark Brennan tendered his resignation as President and Chief Executive Officer of the Company. Mr. Brennan will continue in his current role for a period of 30 days to facilitate the implementation of an orderly succession plan. Mr. Brennan also resigned as director of the Company effective March 29, 2017.

On April 6, 2017, the Company announced the appointment of Mr. Gonzales as President and Chief Executive Officer, effective May 1, 2017.

On April 11, 2017, the Company announced an updated Mineral Resource and Mineral Reserve Estimate for the Bolivar Mine (see “Material Mineral Properties – Bolivar Mine, Mexico”).

On April 13, 2017, the Company announced an updated Mineral Resource Estimate for the Cusi Mine (see “Material Mineral Properties – Cusi Mine, Mexico”).

DESCRIPTION OF THE BUSINESS

General

Summary

Sierra Metals is a Canadian and Peruvian listed mining company focused on the production, exploration and development of precious and base metals in Peru and Mexico. The Company’s strategic focus is to continue being a profitable, low-cost, mid-tier precious and base metals producer. The Company plans to continue growing its production base through exploration investments within its properties. The Company has high returns on invested capital and strong cash flow generation as key priorities.

The Company has mining properties at several stages of development and manages its business on the basis of the geographical location of its mining projects. The Peruvian operation (Peru) includes the Yauricocha Mine, its near-mine concessions, and the Peruvian exploration and early stage properties currently held through Plexmar. The Mexican Operation (Mexico) includes the Bolivar and Cusi mines both located in the Chihuahua State, Mexico, their near-mine concessions and the Mexican exploration and early stage properties.

Sierra Metals is fully committed to disciplined and responsible growth and has Safety and Health and Environmental Policies in place to support this commitment. The Company’s corporate responsibility objectives are to prevent pollution, minimize the impact operations may cause to the environment and practice progressive rehabilitation of areas impacted by its activities. The Company aims to operate in a socially responsible and sustainable manner, and to follow international guidelines in Mexico and Peru. The Company plans to focus on social programs with the local communities in Mexico and Peru on an ongoing basis.

The Company produces lead, copper and zinc concentrates from its polymetallic circuit; copper and lead oxide concentrates from the lead oxide circuit at its Yauricocha Mine in Peru; copper concentrates at its

Bolivar Mine in Mexico; and a silver-lead concentrate at its Cusi Mine in Mexico. These concentrates are sold to international metal traders who in turn sell and deliver these products to different clients around the world.

The breakdown of revenue from metals payable by product for 2014, 2015 and 2016 is as follows:

By Revenue (%)	2014	2015	2016
Silver	27%	27%	27%
Copper	30%	34%	28%
Lead	19%	19%	18%
Zinc	19%	16%	22%
Gold	5%	4%	5%

Peru – Yauricocha Mine

Mining at Yauricocha is completed by various extraction methods, principally sublevel caving and overhand cut and fill stoping. Ore is transported via underground rail to the on-site Chumpe mill for processing. The Chumpe mill processes ores produced by Yauricocha using crushing, grinding and flotation. Three types of ore are processed: polymetallic, copper and lead oxide. These ore types are processed in two separate milling circuits; the polymetallic circuit treats polymetallic and copper ores and the lead oxide circuit treats the lead oxide ores.

Mexico – Bolivar Mine

At the Bolivar Mine, mining is done by room-and-pillar and sublevel stoping methods. Extracted ore is trucked 5 kilometers to the Company’s Piedras Verdes mill, which is a conventional flotation processing plant.

Mexico – Cusi Mine

Mining at the Company’s Cusi Mine is completed by cut and fill method. Mined development rock is trucked 37 km via flat, paved roads to the Company’s Malpaso mill, which is a conventional flotation processing plant. The plant has two circuits: 1) the Triunfo circuit rated at 500-600 tpd depending on the work index of the rock being processed; and 2) the Malpaso circuit rated at 250-350 tpd, again depending on the work index.

Exploration Properties

Of the several exploration properties in Mexico held by the Company, two have had work done by the Company and are considered properties of merit: Bacerac and Batopilas. The others, such as Arechuyvo and Maguarchic, have not had work performed on them because they are considered to be of lower priority for allocation of resources such as personnel and funds.

Specialized Skill and Knowledge

Most aspects of the Company’s business require specialized skills and knowledge. Such skills and knowledge include the areas of geology, mining, metallurgy, engineering, environmental issues,

permitting, social issues, and accounting. The Company has adequate employees with experience in these specialized areas to meet its current needs.

Competitive Conditions

The mining and exploration industry is competitive in all aspects. The Company competes with other mining companies, many of whom have greater financial resources, operational experience or technical capabilities than Sierra, in connection with the acquisition of properties producing, or capable of producing, precious metals. In addition, the Company also competes for the recruitment and retention of qualified employees and consultants.

Changes to Contracts

The Company does not anticipate that its business will be materially affected in the current financial year by the renegotiation or termination of any contracts or sub-contracts.

Metal Price Volatility

The profitability of the Company’s operations may be significantly affected by changes in the market price of the precious and base metals that it produces. The economics of producing precious and base metals are affected by many factors, including the cost of operations, variations in the grade of ore mined and the price of the precious and base metals. Depending on the price of precious and base metals that it produces, the Company may determine that it is impractical to commence or continue commercial production. The price of precious and base metals fluctuates widely and is affected by numerous industry factors beyond the Company’s control, such as the demand for precious and base metals, forward selling by producers and central bank sales and purchases of precious and base metals. The price of gold and silver is also affected by macro-economic factors, such as expectations for inflation, interest rates, the world supply of mineral commodities, the stability of currency exchange rates and global or regional political and economic situations. Such external economic factors are in turn influenced by changes in international investment patterns, monetary systems and political systems and developments. The price of precious and base metals has fluctuated widely in recent years, and future serious price declines could cause commercial production to be uneconomic.

Any significant drop in the price of precious and base metals adversely impacts the Company’s revenues, profitability and cash flows. In addition, sustained low gold price may:

•	reduce production revenues as a result of cutbacks caused by the cessation of mining operations involving deposits or portions of deposits that have become uneconomic at prevailing prices;

•	cause the cessation or deferral of new mining projects;

•	decrease the amount of capital available for exploration activities;

•	reduce existing reserves by removing ore from reserves that cannot be economically mined at prevailing prices; or

•	cause the write-off of an asset whose value is impaired by low metal prices.

There can be no assurance that the price of precious and base metals will remain stable or that such prices will be at a level that will prove feasible to begin development of its properties, or commence or continue commercial production, as applicable.

Environmental Protection

The Company is currently in material compliance with all applicable environmental regulations applicable to its exploration, development, construction and operating activities. The financial and operational effects of environmental protection requirements on capital expenditures, earnings and expenditures during the fiscal year ended December 31, 2015 were not material.

Employees

As at December 31, 2016, the Company and its subsidiaries had 228 employees in Peru, 690 employees in Mexico, and 7 employees in Canada.

Foreign Operations

The Company’s material resource properties are located in Peru and Mexico, each of which has a stable government and sound macro-economic policies.

Social or Environmental Policies

The Company has built strong relationships with the communities in which it operates and is committed to complying in all material respects with all environmental laws and regulations applicable to its activities.

MATERIAL MINERAL PROPERTIES

The Company has three material projects described below. To satisfy the reporting requirements of National Instrument 51-102F2 with respect to the Company’s material mineral projects, the Company has opted, as permitted by the Instrument, to reproduce the summaries from the technical reports on the respective material properties and to incorporate by reference each such technical report into this AIF.

Yauricocha Mine, Peru

The Company owns 81.84% of Corona, which in turn owns 100% of the Yauricocha Mine.

The following is the summary section of the report (the “Yauricocha Technical Report”) entitled “NI 43-101 Technical Report on Resources and Reserves, Yauricocha Mine, Yauyos Province, Peru” dated September 9, 2016 prepared by Qualified Persons, Matthew Hastings (MSc Geology, MAusIMM), Jon Larson (BS Mining Engineering, MBA, MAusIMM, MMSAQP), Jeff Osborn (BEng Mining, MMSAQP), Fernando Rodrigues (BS Mining, MBA, MAusIMM, MMSAQP), Daniel H. Sepulveda (B.Sc. Metallurgist, SME-RM) and John Tinucci (PhD, PE) of SRK Consulting (U.S.) Inc. (“SRK”). The full text of the Yauricocha Technical Report is available for viewing on SEDAR at www.sedar.com and is incorporated by reference in this AIF. Defined terms and abbreviations used herein and not otherwise defined shall have the meanings ascribed to such terms in the Yauricocha Technical Report.

“1	Summary

This report was prepared as a Prefeasibility-level (PFS) National Instrument 43-101 (NI 43-101) Technical Report on Resources and Reserves (Technical Report) for Sierra Metals Inc. (Sierra Metals),

previously known as Dia Bras Exploration, Inc., on the Yauricocha Mine (Yauricocha or Project), which is located in the eastern part of the Department of Lima, Peru. The purpose of this report is to present the mineral resource and reserve estimates, and economic evaluation for the Mine.

1.1	Property Description and Ownership

The Yauricocha Mine is located in the Alis district, Yauyos province, department of Lima approximately 12 km west of the Continental Divide and 60 km south of the Pachacayo railway station. The active mining area within the mineral concessions is located at coordinates 421,500 m east by 8,638,300 m north on UTM Zone 18L on the South American 1969 Datum, or latitude and longitude of 12.3105° S and 75.7219° W. It is geographically in the high zone of the eastern Andean cordillera, very close to the divide and within one of the major sources of the River Cañete, which discharges into the Pacific Ocean. The mine is at an average altitude of 4,600 masl (Gustavson, 2015).

The current operation is an underground polymetallic sulfide and oxide operation, providing material for the nearby Chumpe process facility. The mine has been operating continuously under Sociedad Minera Corona S.A. (SMCSA or Minera Corona) ownership since 2002, and has operated historically since 1948. Sierra Metals, Inc. purchased 82% of SMCSA in 2011.

1.2	Geology and Mineralization

The Yauricocha Mine features a number of mineralized bodies, which have been emplaced along structural trends, with the mineralization itself related to replacement of limestones by hydrothermal fluids related to nearby intrusions. The mineralization varies widely in morphology, from large, relatively wide, tabular manto-style deposits to narrow, sub-vertical chimneys. The mineralization features economic grades of Ag, Cu, Pb and Zn, with local Au to a lesser degree. The majority of the deposits are related to the regional high-angle NW-trending Yauricocha fault or the NE trending and less well-defined Cachi-Cachi structural trend. The mineralization generally presents as polymetallic sulfides, but is locally oxidized to significant depths or relate to more Cu-rich bodies.

1.3	Status of Exploration, Development and Operations

The Yauricocha mine is concurrently undertaking exploration, development and operations. Exploration is ongoing near the mine, and is supported predominantly by drilling and exploration drifting. Development of new or current mining areas is underway, and will continue for the foreseeable future. The mine is also currently producing multiple types of concentrate from several underground mine areas.

1.4	Mineral Processing and Metallurgical Testing

The Yauricocha processing facilities operate in a reasonably stable condition. The two parallel grinding-flotation circuits (polymetallic circuit and oxide circuit) have enough built-in flexibility to absorb variable fresh feed grade while maintaining overall metal recoveries and producing four different final concentrates of typical commercial quality grade.

Production statistics from the January to June 2016 period (Table 1-1) shows that 52% of the silver and 85% of the lead in the mill feed is recovered in a lead concentrate assaying 43.5 g/t Ag, 59.3% Pb, 1.1% Cu, and 4.8% Zn. The final assay of zinc concentrate reached 50.8% Zn after recovering 90% of the zinc, 16% of the copper and negligible portions of silver and lead. The copper concentrate assay 26.9% Cu and 33 g/t Ag after recovering 55% of the copper, 17% of the silver and negligible quantities of lead and zinc. The lead oxide concentrate produced from the oxide circuit assay 48.6% Pb, 17.4 g/t Ag, and 3.2 g/t Au after recovering 55% of the lead in the fresh feed, 30% of the silver, 25% of the gold, and 7% of the copper.

Table 1-1: Yauricocha Metallurgical Performance, January to June 2016

Circuit	Stream	Tonne	Throughput (t/d) (at 365 d/y)	Concentrate Grade					Recovery (%)
				Au (g/t)	Ag (g/t)	Pb (%)	Cu (%)	Zn (%)	Au	Ag	Pb	Cu	Zn
Polymetallic	Fresh Ore	344,875	1,889.7		2.0	1.7	0.5	4.0		100	100		100
Polymetallic	Cu Conc	3,596	19.7		33.0	2.3	26.9	5.2		17	1	55	1
Polymetallic	Pb Conc	8,369	45.9		43.5	59.3	1.1	4.8		52	85	5	3
Polymetallic	Zn Conc	24,478	134.1		2.3	0.6	1.1	50.8		8	2	16	90

Oxide	Fresh Ore	62,215	340.9	1.1	4.9	7.4	0.6	2.0	100	100	100	100
Oxide	Pb Conc	1,642	9.0	11.0	38.9	26.1	1.2	16.7	27	21	9	6
Oxide	Pb Ox Conc	5,205	28.5	3.2	17.4	48.6	0.5	1.0	25	30	55	7

Source: SRK, 2016

Yauricocha facilities include a metallurgical testing laboratory that is used only on a needed basis. No regular sampling and testing programs are in placed to test future mill feed samples.

1.5	Mineral Resource Estimate

The understanding of the geology and mineralization at Yauricocha is based on a combination of geologic mapping, drilling and development sampling that guides the ongoing mine design. SRK has reviewed the methods and procedures for these data collection methods and notes that they are generally reasonable and consistent with industry best practice. The validation and verification of data and information supporting the mineral resource estimation has historically been deficient, but strong efforts are being made to modernize and validate the historic information using current, aggressive quality assurance/quality control (QA/QC) methods and more modern practices for drilling and sampling. SRK notes that the majority of the remaining resources in areas such as Mina Central and Cachi-Cachi are supported by more modern data validation and QA/QC, and that new areas like Esperanza feature extensive QA/QC and third party analysis.

The procedures and methods supporting the mineral resource estimation have been developed in conjunction with Minera Corona geological personnel. The resource estimations presented herein have been conducted by independent consultants using supporting data generated by the site. In general, the geologic models are defined by the site geologists using manual and 3D modeling techniques, and are based on information from drilling and development. These models are used to constrain block models, which are flagged with bulk density, mine area, depletion, etc. Grade is estimated into these block models using both drilling and channel samples, applying industry-standard estimation methodology. Mineral resources estimated by the independent consultants are categorized in a manner consistent with industry best practice, and are reported above reasonable unit value cut-offs.

SRK is of the opinion that the resource estimations are suitable for public reporting and are a fair representation of the in-situ contained metal for the Yauricocha deposit.

The December 31, 2015 consolidated audited mineral resource statement for the Yauricocha Mine is presented in Table 1-2. The individual mineral resource statements (which comprise the consolidated statement) for the Mina Central, Cachi-Cachi, Elissa, Mascota, and Cuerpos Pequenos areas are presented in Table 1-3, Table 1-5, Table 1-6, and Table 1-7, respectively. The June 30, 2016 mineral resource statement for the Esperanza area is presented in Table 1-4.

Table 1-2: Yauricocha Mine Consolidated Mineral Resource Statement as of December 31, 2015 – SRK Consulting (U.S.), Inc.

Area	Category	Tonnes (000’s)	Ag (g/t)	Au (g/t)	Cu (%)	Pb (%)	Zn (%)	Ag (koz)	Au (koz)	Cu (t)	Pb (t)	Zn (t)
Total	Measured	1,429.4	75	0.71	0.87	1.54	3.10	3,434	33	12,422	22,044	44,315
	Indicated	6,441.9	58	0.66	1.17	0.81	2.61	11,951	137	75,681	52,205	168,138
	M + I	7,871.3	61	0.67	1.12	0.94	2.70	15,384	170	88,103	74,248	212,452
	Inferred	3,744.9	49	0.53	1.33	0.58	1.86	5,917	64	49,993	21,774	69,696
(1)

Mineral resources are reported inclusive of ore reserves. Mineral resources are not ore reserves and do not have demonstrated economic viability. All figures rounded to reflect the relative accuracy of the estimates. Gold, silver, copper lead and zinc assays were capped where appropriate.

(2)

Mineral resources are reported at unit value cut-offs (CoG) based on metal price assumptions*, variable metallurgical recovery assumptions (variable metallurgical recoveries** as a function of grade and relative metal distribution in individual concentrates), generalized mining/processing costs).

*	Metal price assumptions considered for the calculation of unit values are: Gold (US$/oz 1,251.00), Silver (US$/oz 16.76), Copper (US$/lb 2.28), Lead (US$/lb 0.86) and Zinc (US$/lb 0.94)
**	Metallurgical recovery assumptions for the Yauricocha Mine are variable by mineralization style and degree of oxidation.
(3)	The unit value cut-off grades (COG) are variable, by mining area and proposed mining method.

Table 1-3: Mina Central Mineral Resource Statement as of December 31, 2015 – SRK Consulting (U.S.), Inc.

Area	Category	Tonnes (000’s)	Ag (g/t)	Au (g/t)	Cu (%)	Pb (%)	Zn (%)	Ag (koz)	Au (koz)	Cu (t)	Pb (t)	Zn (t)
All	Measured	682.6	49	0.86	0.84	0.79	2.33	1,078	19	5,736	5,380	15,924
	Indicated	3,786.4	36	0.71	0.93	0.22	1.79	4,383	86	35,380	8,460	67,953
	M + I	4,468.9	38	0.73	0.92	0.31	1.88	5,461	105	41,116	13,839	83,877
	Inferred	2,034.9	26	0.46	0.99	0.06	1.02	1,720	30	20,166	1,317	20,834
(1)

Mineral resources are reported inclusive of ore reserves. Mineral resources are not ore reserves and do not have demonstrated economic viability. All figures rounded to reflect the relative accuracy of the estimates. Gold, silver, copper lead and zinc assays were capped where appropriate.

(2)

Mineral resources are reported at unit value cut-offs (CoG) based on metal price assumptions*, variable metallurgical recovery assumptions (variable metallurgical recoveries** as a function of grade and relative metal distribution in individual concentrates), generalized mining/processing costs).

*	Metal price assumptions considered for the calculation of unit values are: Gold (US$/oz 1,251.00), Silver (US$/oz 16.76), Copper (US$/lb 2.28), Lead (US$/lb 0.86) and Zinc (US$/lb 0.94)
**	Metallurgical recovery assumptions for the polymetallic Mina Central area are 77% Ag, 18% Au, 76% Cu, 88% Pb, and 94% Zn.
(3)	The unit value COG for the Mina Central area is a consistent US$40.

Table 1-4: Esperanza Mineral Resource Statement as of June 30, 2016 – SRK Consulting (U.S.), Inc.

Area	Category	Tonnes (000’s)	Ag (g/t)	Au (g/t)	Cu (%)	Pb (%)	Zn (%)	Ag (koz)	Au (koz)	Cu (t)	Pb (t)	Zn (t)
ALL	Measured	444.4	65	0.44	1.23	1.45	3.38	935	6	5,466	6,434	15,034
	Indicated	2,089.6	70	0.58	1.81	1.22	3.20	4,680	39	37,830	25,511	66,916
	M + I	2,534.0	69	0.55	1.71	1.26	3.23	5,615	45	43,296	31,946	81,950
	Inferred	1,541.8	69	0.63	1.87	0.92	2.49	3,415	31	28,898	14,146	38,437
(1)

Mineral resources are reported inclusive of ore reserves. Mineral resources are not ore reserves and do not have demonstrated economic viability. All figures rounded to reflect the relative accuracy of the estimates. Gold, silver, copper lead and zinc assays were capped where appropriate.

(2)

Mineral resources are reported at unit value cut-offs (CoG) based on metal price assumptions*, variable metallurgical recovery assumptions (variable metallurgical recoveries** as a function of grade and relative metal distribution in individual concentrates), generalized mining/processing costs).

*	Metal price assumptions considered for the calculation of unit values are: Gold (US$/oz 1,251.00), Silver (US$/oz 16.76), Copper (US$/lb 2.28), Lead (US$/lb 0.86) and Zinc (US$/lb 0.94)
**	Metallurgical recovery assumptions for the polymetallic Esperanza area are 77% Ag, 18% Au, 76% Cu, 88% Pb, and 94% Zn.
(3)	The unit value COG for the Esperanza area is a consistent US$44.

Table 1-5: Cachi-Cachi Mineral Resource Statement as of December 31, 2015 – SRK Consulting (U.S.), Inc.

Area	Category	Tonnes (000’s)	Ag (g/t)	Au (g/t)	Cu (%)	Pb (%)	Zn (%)	Ag (koz)	Au (koz)	Cu (t)	Pb (t)	Zn (t)
ALL	Measured	148.8	84	0.49	0.33	1.61	6.47	400	2	494	2,395	9,620
	Indicated	330.9	71	0.37	0.33	1.50	7.12	751	4	1,088	4,968	23,572
	M + I	479.7	75	0.41	0.33	1.53	6.92	1,151	6	1,582	7,363	33,193
	Inferred	69.6	41	0.43	0.44	0.82	5.83	91	1	309	570	4,057
(1)

Mineral resources are reported inclusive of ore reserves. Mineral resources are not ore reserves and do not have demonstrated economic viability. All figures rounded to reflect the relative accuracy of the estimates. Gold, silver, copper lead and zinc assays were capped where appropriate.

(2)

Mineral resources are reported at unit value cut-offs (CoG) based on metal price assumptions*, variable metallurgical recovery assumptions (variable metallurgical recoveries** as a function of grade and relative metal distribution in individual concentrates), generalized mining/processing costs).

*	Metal price assumptions considered for the calculation of unit values are: Gold (US$/oz 1,251.00), Silver (US$/oz 16.76), Copper (US$/lb 2.28), Lead (US$/lb 0.86) and Zinc (US$/lb 0.94)
**	Metallurgical recovery assumptions for the polymetallic Cachi-Cachi area are 77% Ag, 18% Au, 76% Cu, 88% Pb, and 94% Zn.
(3)	The unit value COG for the Cachi-Cachi area is variable.
a.	US$40 = Angelita
b.	US$44 = Elissa & Escondida
c.	US$38 = Karlita
d.	US$51 = Zulma

Table 1-6: Mascota Mineral Resource Statement as of December 31, 2015 – SRK Consulting (U.S.), Inc.

Area	Category	Tonnes (000’s)	Ag (g/t)	Au (g/t)	Cu (%)	Pb (%)	Zn (%)	Ag (koz)	Au (koz)	Cu (t)	Pb (t)	Zn (t)
Mascota	Measured	119.0	206	1.18	0.34	4.75	0.80	787	5	407	5,646	956
	Indicated	119.0	343	1.40	0.43	4.81	0.70	1,310	5	510	5,721	835
	M + I	237.9	274	1.29	0.39	4.78	0.75	2,098	10	918	11,366	1,791
	Inferred	9.2	353	0.63	0.85	2.88	0.54	105	0	79	265	49
(1)

Mineral resources are reported inclusive of ore reserves. Mineral resources are not ore reserves and do not have demonstrated economic viability. All figures rounded to reflect the relative accuracy of the estimates. Gold, silver, copper lead and zinc assays were capped where appropriate.

(2)

Mineral resources are reported at unit value cut-offs (CoG) based on metal price assumptions*, variable metallurgical recovery assumptions (variable metallurgical recoveries** as a function of grade and relative metal distribution in individual concentrates), generalized mining/processing costs).

*	Metal price assumptions considered for the calculation of unit values are: Gold (US$/oz 1,251.00), Silver (US$/oz 16.76), Copper (US$/lb 2.28), Lead (US$/lb 0.86) and Zinc (US$/lb 0.94)
**	Metallurgical recovery assumptions for the Pb-oxide Mascota area are 53% Ag, 24% Au, 0% Cu, 66% Pb, and 0% Zn.
(3)	The unit value COG for the Mascota area is a consistent US$38.

Table 1-7: Cuerpos Pequenos Mineral Resource Statement as of December 31, 2015 – SRK Consulting (U.S.), Inc.

Area	Category	Tonnes (000’s)	Ag (g/t)	Au (g/t)	Cu (%)	Pb (%)	Zn (%)	Ag (koz)	Au (koz)	Cu (t)	Pb (t)	Zn (t)
ALL	Measured	34.6	210	0.56	0.92	6.32	8.02	234	1	319	2,190	2,780
	Indicated	116.1	221	0.80	0.75	6.50	7.63	826	3	873	7,545	8,862
	M + I	150.7	219	0.74	0.79	6.46	7.73	1,060	4	1,192	9,734	11,640
	Inferred	89.5	203	0.49	0.60	6.12	7.06	585	1	541	5,475	6,318
(1)

Mineral resources are reported inclusive of ore reserves. Mineral resources are not ore reserves and do not have demonstrated economic viability. All figures rounded to reflect the relative accuracy of the estimates. Gold, silver, copper lead and zinc assays were capped where appropriate.

(2)

Mineral resources are reported at unit value cut-offs (CoG) based on metal price assumptions*, variable metallurgical recovery assumptions (variable metallurgical recoveries** as a function of grade and relative metal distribution in individual concentrates), generalized mining/processing costs).

*	Metal price assumptions considered for the calculation of unit values are: Gold (US$/oz 1,251.00), Silver (US$/oz 16.76), Copper (US$/lb 2.28), Lead (US$/lb 0.86) and Zinc (US$/lb 0.94)
**	Metallurgical recovery assumptions for the Cuerpos Pequenos area are variable.
i.	Metallurgical recovery assumptions for the copper sulfide Cuye area are 66% Ag, 35% Au, 90% Cu, 0% Pb, and 0% Zn
ii.	Metallurgical recovery assumptions for the Pb-Oxide Contacto Occ. and Violeta areas are 53% Ag, 24% Au, 0% Cu, 66% Pb, and 0% Zn.
iii.	Metallurgical recovery assumptions for the remaining polymetallic areas are 77% Ag, 18% Au, 76% Cu, 88% Pb, and 94% Zn.
(3)	The unit value COG’s for the Cuerpos Pequenos deposits are variable.
a.	US$44 = Elissa & Escondida
b.	US$38 = Cuye
c.	US$51 = Contacto Occ., Contacto, Ori., CSM II, CSM I, CSM, Cuye Sur, Marita, Juliana, Gallito, Butz, Pozo Rico

1.6	Mineral Reserve Estimate

Yauricocha is a currently operating underground mine with production history under Minera Corona ownership dating back to 2002. The significant mineralized zones in the southern area are Mina Central, Mascota and Esperanza. The northern extent, grouped into an area called Cachi-Cachi, consists of Angelita, Elissa, Escondida, Karlita and Zulma. Smaller but typically higher-grade bodies (Cuerpos Pequenos) exist throughout the property. Given the significant production history at the mine, the primary basis for the modifying factors used to convert resources to reserves is historical cost, recovery and performance of the selected mining methods at the mine.

The procedures and methods supporting the mineral reserve estimation have been developed by SRK in conjunction with Sierra Metals mine planning personnel. The reserve estimates presented herein have been conducted by independent consultants using supporting data generated by the site. In general, each mining area is evaluated using reasonable mining block shapes based on the mining method applicable to the zone. The Mineral Reserves are categorized in a manner consistent with industry best practice. Data and information supporting the mining recovery, mining dilution, reconciliation-based grade adjustments, metallurgical recoveries, consensus commodity pricing, and treatment and refining charges have been provided by Sierra Metals and reviewed by SRK. These factors are used to calculate unit values for the blocks in the models. Historic and expected direct and indirect mining, processing and general and administrative costs were provided by Sierra Metals. To be considered economic, the Net Smelter Return (“NSR”) value of the mining block must be greater than the economic cutoff. Mining blocks below the economic cutoff but above the marginal cutoff are, in some cases, included in the reserve where they are in between or immediately adjacent to an economic block and it is reasonable to expect that no significant additional development would be required to extract the marginal block. Isolated blocks, defined as blocks with no defined access, have been excluded from the reserve. Only material classified as Measured and Indicated Resources contribute to the grade values in a mining block. Material inside a mining block and not classified as Measured or Indicated is assumed to have zero grade. Mined out areas were provided by Sierra Metals personnel.

SRK is of the opinion that the reserve estimates are suitable for public reporting and are a fair representation of the mill feed tonnes, grade, and metal for the Yauricocha deposit.

The consolidated mineral reserve statement for the Yauricocha Mine is presented in Table 1-8. The individual mineral resource statements (which comprise the consolidated statement) for the Mina Central, Cachi-Cachi, Elissa, Mascota, and Cuerpos Pequenos areas are presented in Table 1-9, Table 1-11, Table 1-12, and Table 1-13, respectively. The June 30, 2016 mineral resource statement for the Esperanza area is presented in Table 1-10.

Table 1-8: Yauricocha Mine Consolidated Mineral Reserve Statement – SRK Consulting (U.S.), Inc.

Area	Category	Tonnes (000’s)	Ag (g/t)	Au (g/t)	Cu (%)	Pb (%)	Zn (%)	Ag (koz)	Au (koz)	Cu (t)	Pb (t)	Zn (t)
Total	Proven	846.5	70.7	0.65	0.59	1.60	2.82	1,925	18	4,961	13,513	23,845
	Probable	2,940.5	58.4	0.62	0.91	1.02	2.95	5,517	58	26,664	29,983	86,805
	P+P	3,787.0	61.1	0.62	0.84	1.15	2.92	7,442	76	31,625	43,495	110,650
(1)	All figures rounded to reflect the relative accuracy of the estimates. Totals may not sum due to rounding.
(2)

Ore reserves are reported at NSR cutoffs (CoG) that range from $55/t to $75/t based on metal price assumptions*, grade adjustments made to the resource model**, metallurgical recovery assumptions***, mining costs, processing costs, general and administrative (G&A) costs, and treatment and refining charges.

*	Metal price assumptions considered for the calculation of NSR are: Gold (US$/oz 1,251.00), Silver (US$/oz 16.76), Copper (US$/lb 2.28), Lead (US$/lb 0.86), and Zinc (US$/lb 0.94).
**	Grade adjustments (reductions) are based on historical mine to mill reconciliation and vary by mineralization style.
***	Metallurgical recovery assumptions for the Yauricocha Mine are variable by mineralization style and degree of oxidation.
(3)	The effective date of the Esperanza estimate is June 30, 2016. The effective date for all other areas is December 31, 2015.

Table 1-9: Mina Central Mineral Reserve Statement as of December 31, 2015 – SRK Consulting (U.S.), Inc.

Area	Category	Tonnes (000’s)	Ag (g/t)	Au (g/t)	Cu (%)	Pb (%)	Zn (%)	Ag (koz)	Au (koz)	Cu (t)	Pb (t)	Zn (t)
Mina Central	Proven	352.9	43	0.77	0.61	0.80	2.19	485	9	2,152	2,819	7,720
	Probable	1,225.4	37	0.79	0.73	0.28	2.44	1,465	31	8,950	3,469	29,890
	P+P	1,578.2	38	0.79	0.70	0.40	2.38	1,950	40	11,102	6,287	37,610
(1)	All figures rounded to reflect the relative accuracy of the estimates. Totals may not sum due to rounding.
(2)

Ore reserves are reported at NSR cutoffs (CoG) based on metal price assumptions*, grade adjustments made to the resource model**, metallurgical recovery assumptions***, mining costs, processing costs, general and administrative (G&A) costs, and treatment and refining charges.

*	Metal price assumptions considered for the calculation of NSR are: Gold (US$/oz 1,251.00), Silver (US$/oz 16.76), Copper (US$/lb 2.28), Lead (US$/lb 0.86), and Zinc (US$/lb 0.94)
**	Grade adjustments (reductions) are based on historical mine to mill reconciliation and are 12% Ag, 0% Au, 10% Cu, 8% Pb, and 9% Zn.
***	Metallurgical recovery assumptions for the area are 69% Ag, 18% Au, 55% Cu, 84% Pb, and 90% Zn (polymetallic material).
(3)	The NSR CoG for the area is variable by area.
a.	US$58 = Catas, Antacaca
b.	US$55 = Rosura, Antacaca Sur
(4)	Ore reserves have been stated on the basis of a mine design, mine plan, and cash-flow model.
a.	Mining recovery applied is variable by area:
i.	80% = Catas, Antacaca
ii.	70% = Rosura, Antacaca Sur
b.	Mining dilution, applied with a zero grade, is variable by area:
i.	20% = Catas, Antacaca
ii.	25% = Rosura, Antacaca Sur

Table 1-10: Esperanza Mineral Reserve Statement as of June 30, 2016 – SRK Consulting (U.S.), Inc.

Area	Category	Tonnes (000’s)	Ag (g/t)	Au (g/t)	Cu (%)	Pb (%)	Zn (%)	Ag (koz)	Au (koz)	Cu (t)	Pb (t)	Zn (t)
Esperanza	Proven	230.3	50	0.34	0.85	1.33	3.07	371	3	1,956	3,055	7,075
	Probable	1,289.7	52	0.44	1.26	1.09	2.84	2,161	18	16,291	14,023	36,565
	P+P	1,520.0	52	0.43	1.20	1.12	2.87	2,532	21	18,247	17,078	43,640
(1)	All figures rounded to reflect the relative accuracy of the estimates. Totals may not sum due to rounding.
(2)

Ore reserves are reported at NSR cutoffs (CoG) based on metal price assumptions*, grade adjustments made to the resource model**, metallurgical recovery assumptions***, mining costs, processing costs, general and administrative (G&A) costs, and treatment and refining charges.

*	Metal price assumptions considered for the calculation of NSR are: Gold (US$/oz 1,251.00), Silver (US$/oz 16.76), Copper (US$/lb 2.28), Lead (US$/lb 0.86), and Zinc (US$/lb 0.94)
**	Grade adjustments (reductions) are based on historical mine to mill reconciliation and are 12% Ag, 0% Au, 10% Cu, 8% Pb, and 9% Zn.
***	Metallurgical recovery assumptions for the area are 69% Ag, 18% Au, 55% Cu, 84% Pb, and 90% Zn (polymetallic material).
(3)	The NSR CoG for the area is US$56.
(4)	Ore reserves have been stated on the basis of a mine design, mine plan, and cash-flow model.
a.	Mining recovery applied is 90%.
b.	Mining dilution, applied with a zero grade, is 20%.

Table 1-11: Cachi-Cachi Mineral Reserve Statement as of December 31, 2015 – SRK Consulting (U.S.), Inc.

Area	Category	Tonnes (000’s)	Ag (g/t)	Au (g/t)	Cu (%)	Pb (%)	Zn (%)	Ag (koz)	Au (koz)	Cu (t)	Pb (t)	Zn (t)
Esperanza	Proven	111.4	73	0.45	0.27	1.49	5.87	260	2	300	1,662	6,541
	Probable	208.9	73	0.32	0.24	1.52	6.38	488	2	496	3,180	13,328
	P+P	320.3	73	0.37	0.25	1.51	6.20	748	4	796	4,842	19,869
(1)	All figures rounded to reflect the relative accuracy of the estimates. Totals may not sum due to rounding.
(2)

Ore reserves are reported at NSR cutoffs (CoG) based on metal price assumptions*, grade adjustments made to the resource model**, metallurgical recovery assumptions***, mining costs, processing costs, general and administrative (G&A) costs, and treatment and refining charges.

*	Metal price assumptions considered for the calculation of NSR are: Gold (US$/oz 1,251.00), Silver (US$/oz 16.76), Copper (US$/lb 2.28), Lead (US$/lb 0.86), and Zinc (US$/lb 0.94)
**	Grade adjustments (reductions) are based on historical mine to mill reconciliation and are 12% Ag, 0% Au, 10% Cu, 8% Pb, and 9% Zn.
***	Metallurgical recovery assumptions for the area are 69% Ag, 18% Au, 55% Cu, 84% Pb, and 90% Zn (polymetallic material).
(3)	The NSR CoG for the area is variable by area.
a.	US$75 = Zulma
b.	US$64 = Elissa, Escondida
c.	US$58 = Angelita
d.	US$56 = Karlita
(4)	Ore reserves have been stated on the basis of a mine design, mine plan, and cash-flow model.
a.	Mining recovery applied is variable by area:
i.	90% = Zulma, Karlita
ii.	95% = Elissa, Escondida
iii.	80% = Angelita
b.	Mining dilution, applied with a zero grade, is variable by area:
i.	10% = Zulma, Elissa, Escondida
ii.	20% = Angelita, Karlita

Table 1-12: Mascota Mineral Reserve Statement as of December 31, 2015 – SRK Consulting (U.S.), Inc.

Area	Category	Tonnes (000’s)	Ag (g/t)	Au (g/t)	Cu (%)	Pb (%)	Zn (%)	Ag (koz)	Au (koz)	Cu (t)	Pb (t)	Zn (t)
Mascota	Proven	120.5	165	1.12	0.27	3.60	0.47	639	4	321	4,342	572
	Probable	106.0	230	1.12	0.30	3.25	0.44	783	4	320	3,448	469
	P+P	226.5	195	1.12	0.28	3.44	0.46	1,422	8	641	7,790	1,041
(1)	All figures rounded to reflect the relative accuracy of the estimates. Totals may not sum due to rounding.
(2)

Ore reserves are reported at NSR cutoffs (CoG) based on metal price assumptions*, grade adjustments made to the resource model**, metallurgical recovery assumptions***, mining costs, processing costs, general and administrative G&A) costs, and treatment and refining charges.

*	Metal price assumptions considered for the calculation of NSR are: Gold (US$/oz 1,251.00), Silver (US$/oz 16.76), Copper (US$/lb 2.28), Lead (US$/lb 0.86), and Zinc (US$/lb 0.94)
**	Grade adjustments (reductions) are based on historical mine to mill reconciliation and are 14% Ag, 0% Au, 7% Cu, 13% Pb, and 7% Zn.
***	Metallurgical recovery assumptions for the area are 53% Ag, 40% Au, 0% Cu, 66% Pb, and 0% Zn (lead oxide material).
(3)	The NSR CoG for the area is US$56.
(4)	Ore reserves have been stated on the basis of a mine design, mine plan, and cash-flow model.
a.	Mining recovery applied is 90%.
b.	Mining dilution, applied with a zero grade, is 20%.
(5)

The application of mining recovery and dilution (applied at a zero grade) results, in some cases, in higher tonnage and lower grade in reserves when compared to resources in relatively high grade bodies.

Table 1-13: Cuerpos Pequenos Mineral Reserve Statement as of December 31, 2015 – SRK Consulting (U.S.), Inc.

Area	Category	Tonnes (000’s)	Ag (g/t)	Au (g/t)	Cu (%)	Pb (%)	Zn (%)	Ag (koz)	Au (koz)	Cu (t)	Pb (t)	Zn (t)
Cuerpos Pequenos	Proven	31.4	168	0.50	0.74	5.20	6.16	170	1	233	1,635	1,938
	Probable	110.5	174	0.73	0.55	5.31	5.93	620	3	606	5,863	6,553
	P+P	142.0	173	0.68	0.59	5.28	5.98	790	3	839	7,498	8,491
(1)	All figures rounded to reflect the relative accuracy of the estimates. Totals may not sum due to rounding.
(2)

Ore reserves are reported at NSR cutoffs (CoG) based on metal price assumptions*, grade adjustments made to the resource model**, metallurgical recovery assumptions***, mining costs, processing costs, general and administrative (G&A) costs, and treatment and refining charges.

*	Metal price assumptions considered for the calculation of NSR are: Gold (US$/oz 1,251.00), Silver (US$/oz 16.76), Copper (US$/lb 2.28), Lead (US$/lb 0.86), and Zinc (US$/lb 0.94)
**	Grade adjustments (reductions) are based on historical mine to mill reconciliation and are variable:
a.	14% Ag, 0% Au, 7% Cu, 13% Pb, and 7% Zn = Contacto Occ.
b.	12% Ag, 0% Au, 10% Cu, 8% Pb, and 9% Zn = All others
***	Metallurgical recovery assumptions for the area are variable:
c.	53% Ag, 40% Au, 0% Cu, 66% Pb, and 0% Zn = Contacto Occ. (lead oxide material)
d.	66% Ag, 35% Au, 90% Cu, 0% Pb, and 0% Zn = CUYE (copper sulfide material)
e.	69% Ag, 18% Au, 55% Cu, 84% Pb, and 90% Zn = All others (polymetallic material)
(3)	The NSR CoG for the areas is variable.
a.	US$56 = CUYE
b.	US$75 = All others
(4)	Ore reserves have been stated on the basis of a mine design, mine plan, and cash-flow model.
a.	Mining recovery applied is variable by area:
i.	95% = CSM_II
ii.	94% = C_ORI, CSM_I, Gallito
iii.	90% = C_OCC, CSM, CUYE, Marita, Juliana, Pozo Rico
iv.	88% = Butz
b.	Mining dilution, applied with a zero grade, is variable by area:
i.	20% = CUYE, Marita
ii.	10% = All others
(5)

The application of mining recovery and dilution (applied at a zero grade) results, in some cases, in higher tonnage and lower grade in reserves when compared to resources in these relatively high grade bodies.

This reserves estimate includes mining blocks down to the 1170 level (approximately 3,737 masl). Minera Corona is currently undertaking shaft expansion and construction projects to access deep ore beyond the 1070 level (3,837 masl). Two Mascota shaft pocket installations at the 1100 level are planned to be in production in late 2016 and early 2017. These will serve to handle waste and ore skipping for the remainder of the production run, into 2020, from the 1070 level. The Mascota double loading pockets will ensure that development waste as well as ore can be skipped from this level horizon. Completion on the grizzly and dump station for one pocket is currently being completed on the 1070 level. The second grizzly infrastructure on pocket number 2 will be completed by Q1 2017.

The new Yauricocha shaft will eventually provide access down to the 1370 level and is expected to be in production in early 2019.

Delays in these projects could affect the overall mine plan by delaying extraction of ore below the 1070 level.

1.7	Mining Methods

The primary mining method at Yauricocha is sublevel caving and is used in Mina Central, Esperanza, Mascota, Angelita (Cachi-Cachi), and Karlita (Cachi-Cachi). Sublevels are arranged in three 16.7 m sublevels per 50 m level. Drawpoints are spaced on 8 m centers oriented perpendicular to the general strike of the body. Material is caved from 16.7 m above and recovered in the drawpoint. Cut and fill mining, typically overhand cut and fill, is used in the remaining Cachi-Cachi orebodies (Elissa, Escondida, and Zulma) and in the Cuerpos Pequenos orebodies. Cuts are 2 to 3 m high depending on the cut and fill method employed.

Material is classified in the mine as polymetallic, oxide and copper ores. Polymetallic ore makes up more than 93% of the reserve tons. Lead oxide makes up approximately 6% of the reserves. Material classified as copper sulfide or copper oxide can also be encountered, but is a minor component of the overall tons in the reserves estimate.

The mine is accessed by two shafts (Central and Mascota shafts) or the Túnel Klepetko (Klepetko Tunnel). Most of the ore and waste is transported via Klepetko Tunnel (720 level or an elevation of 4,165 masl), which runs east-northeast from the mine towards the mill and concentrator.

Mudflows are encountered at Yauricocha. At present, lower mined levels where mudflows are occurring are at the 820 level or an elevation of 4,040 to 4,057 masl (Antacaca and Catas ore bodies) and the 870 level or an elevation of 4,010 to 4,093 masl (Rosaura and Antacaca Sur ore bodies). All of the recorded mudflows have been located within ore bodies near the contact with the Jumasha limestone and the adjacent granodiorite and Celendín formation.

Geotechnical investigations have been conducted at the Yauricocha Mine to prepare a geotechnical model of ground conditions. The investigations involved preparing of a major fault model, rock mass model, rock mass strength model, rock mass characterization, granular material (ore ) classifications; underground traverse mapping, core logging, laboratory tests, shafts inspections, subsidence studies, preparation of a geotechnical database, and the implementation of a data collection process. SRK has confirmed that these activities comply with international standards and industry best practices.

In SRK’s opinion the amount and quality of data is adequate for supporting the current mine design. Subsidence analyses have demonstrated a reasonable understanding of mechanisms leading to the observed underground and surface subsidence and cracking disturbance. The current understanding of mudflow conditions is sufficient to make adjustments in drawpoint design, mucking operations, and to a dewatering program.

The interpretation of groundwater data provides an understanding of primarily regional groundwater response to mining. SRK has not had the opportunity to review this data because the information is still being gathered and a groundwater model is being evaluated. Integration of both the geotechnical and hydrogeology models will be conducted once the hydrogeology model is completed.

Dewatering of the immediate hangingwall has improved inflow conditions at drawpoints. Continued dewatering will help to improve stability of the rock mass near the drawpoints. The drainage galleries appear to be effective, but additional drain holes will be required to remove water from the immediate hangingwall intrusives as mining progresses to depth.

Mine production was 820,000 ore tonnes in 2015, and the Chumpe Mill processed 830,000 tonnes of ore. Table 1-14 shows reported mine production and mill tonnes processed between 2012 and 2015.

Table 1-14: Reported Mine and Mill Production, 2012 to 2015

Category	2012	2013	2014	2015
Tonnes Mined Tonnes Processed	849,615 872,869	858,398 837,496	929,316 890,910	820,040 829,805

Source: SRK, 2016

Two shaft construction projects are in process at Yauricocha. The Yauricocha Shaft project will provide access below the 1120 level and is expected to be in production in 2019. The Mascota Shaft expansion project will provide production access to the 1120 level with shaft commissioning expected fourth quarter of 2016. Additionally, the Yauricocha Tunnel project, expected to be completed in the first calendar quarter of 2017, will provide additional flexibility for hauling material to the Chumpe Mill.

Site personnel produce five-year plans as part of the regular short, medium and long term planning process. Infill drilling in areas ahead of planned mining is used to convert mineral resources to ore reserves. As a result, the site’s long-range plans incorporate material that is not classified as Proven or Probable reserves. The reader is cautioned that mineral resources are not ore reserves and have not demonstrated economic viability. To verify the economic viability of the reserves estimated for this report, SRK created a production plan incorporating only proven and probable reserves. The proven and probable production plan results in a five-year mine life with 117,000 tonnes remaining in year 6.

1.8	Recovery Methods

Yauricocha operates a conventional concentration process that includes a single crushing stage, and two parallel circuits, the polymetallic ore circuit with nominal capacity of 2,100 tonnes per day (t/d), and the oxide ore circuit with nominal capacity of 600 t/d. Each circuit consisting of grinding, sequential differential flotation, dewatering of the concentrates, and thickening and disposal of the flotation tails. Yauricocha’s produces four mineral concentrates: lead oxide concentrate, lead sulfide concentrate, copper concentrate, and zinc concentrate. All the mineral concentrates are trucked off site.

In addition to the ore supplied from its own mine, Yauricocha has been processing, and expects to continue processing material from third-party sources whenever there is spare capacity in the processing facilities.

A new crushing plant is being constructed to process oxide ore, with completion expected in 2016. The combined capacity of the expanded concentrator will increase the capacity from the current approximately 81,000 tonnes per month to nominally 105,000 tonnes per month. Yauricocha has identified and expects to be soon working in a number of bottlenecks downstream from the crushing plants.

1.9	Project Infrastructure

The Project is a mature producing mine and mill, with all required infrastructure in-place and functional. The project has highway access with two routes to support Project needs with the regional capital Huancayo (population 340,000) within 100 km. Personnel travel by bus to the site and live in one of the four camps (capacity approximately 2,000 people). There are currently approximately 1,700 personnel on-site with approximately 500 being employees and 1,200 being contractors.

The on-site facilities include the processing plant, mine surface facilities, underground mine facilities, tailings storage facility, and support facilities. The processing facility includes crushing, grinding, flotation; dewatering and concentrate separation, concentrate storage, and thickening and tailings discharge lines to the tailings storage facility (TSF). The underground mine and surface facilities include headframes, hoist houses, shafts and winzes, ventilation structures, mine access tunnels, waste storage facilities, powder and primer magazines, underground shops, and diesel and lubrications storage. The support facilities include four camps where personnel live while on-site, a laboratory, change houses and showers, cafeterias, school, medical facility, engineering and administrative buildings, and miscellaneous equipment and electrical shops to support the operations.

The site has existing water systems to manage water needs on-site. Water is sourced from Uñascocha Lake, Ococha Lake, Cachi-Cachi underground mine, and recycle/overflow water from the TSF depending on end use. Water treatment systems treat the raw water for use as potable water or for service water in the plant. Additional systems treat the wastewater for further consumption or discharge.

Energy for the site is available through electric power, compressed air, and diesel. The electric power is supplied by contract over an existing 69 kV line to the site substation. The power is distributed for use in the underground or at the processing facility. 12.75 MVA is the load with approximately 70% of this being used at the mine and the remainder at the mill and other facilities. A compressed air system is used underground and diesel is used in the diesel equipment on-site and in the 895 kW backup generator.

The site has permitted systems for handling of waste including a TSF, waste rock storage facility, and systems to handle other miscellaneous wastes. The TSF has recently been expanded and has capacity for two to three years at the current production levels, and an additional TSF expansion is planned in 2018. An on-site industrial landfill is used to dispose of the Project solid and domestic waste. The Project collects waste oil, scrap metal, plastic, and paper and it is recycled at off-site licensed facilities.

The site has an existing communications system that includes a fiber optic backbone with internet, telephone, and paging systems. The security on-site is managed through checkpoints at the main access road, processing plan, and at the camp entrances.

Logistics to the site are transported primarily by truck and the five main concentrate products are shipped by 30 to 40 t trucks to other customer locations in Peru. Materials and supplies needed for Project operation are procured in Lima and delivered by truck.

1.10	Environmental Studies and Permitting

SMCSA has all relevant permits required for the current mining and metallurgical operations to support a current capacity of 2,500 t/d. These permits include operating licenses, mining and process concessions, capacity extension permits, exploration permits and their extensions, water use license, discharge permits, sanitary treatment plants permits, and environmental management instruments among others, as well as a Community Relations Plan including annual assessment, records, minutes, contracts and agreements.

SMCSA’s only principal environmental management tool is the Environmental Adjustment and Management Plan (PAMA) of the Yauricocha Production Unit (Centromin, 1997), which has the category of an environmental certification similar as an environmental impact assessment.

SMCSA has updated its environmental baseline and adjusted its monitoring program by its Supporting Technical Report to the PAMA “Expanding the capacity of the Processing Plant Chumpe of the Accumulated Yauricocha Unit from 2500 to 3000 TMD” (Geoservice Ambiental S.A.C., ITS approved by Directorial resolution N° 242-2015-MINEM-DGAAM). This will allow Yauricocha to increase production output to 3,000 t/d once final construction changes are reviewed and approved by government authorities.

If seeking any expansion it is likely that a detailed environmental and social impact assessment for the Accumulación Yauricocha Unit will have to be prepared in coordination with SENACE (Peruvian national service for environmental certification). Closure Plan costs are presented in the next table.

Table 1-15: Closure Plan – Results of the Updated Cost Analysis (US$)

Description	Progressive Closure	Final Closure	Post Closure	Total
Direct costs	1,204,266	8,649,603	723,607	10,577,476
General costs	120,427	864,960	72,361	1,057,748
Utility	96,341	691,968	57,889	846,198
Engineering	48,171	345,984	28,944	423,099
Supervision , auditing & administration	48,171	345,984	28,944	423,099
Contingency	48,171	345,984	28,944	423,099

Total	1,565,547	11,244,483	940,689	13,750,719

VAT	281,798	2,024,007	169,324	2,475,129

Total Budget	1,847,345	13,268,490	1,110,013	16,225,848

Note: SRK has made minor adjustments where amounts in the original table did not add properly. The final amount is unchanged.

1.11	Capital and Operating Costs

Using an average mining/processing rate of 1,729 t/d and a maximum rate of 2,077 t/d, the Yauricocha reserves should support the Project until the end of the first quarter of 2021.

The yearly capital expenditure by area is summarized in Table 1-16.

Table 1-16: Capital Summary

Description	2016 (US$000’s)	2017 (US$000’s)	2018 (US$000’s)	2019 US$000’s)	2020 (US$000’s)	2021 (US$000’s)
Development	795	821	787	806	764	127
Projects	2,772	3,979	4,728	5,322	4,822	0
PP&E	1,780	1,500	1,500	1,500	1,500	0
Mine Expansion	1,674	2,500	2,500	3,100	3,100	0
Growth	6,480	3,750	3,750	1,000	1,500	0
Exploration	525	0	0	0	0	0

Total Capital	$14,024	$12,550	$13,266	$11,728	$11,686	$127

Source: Sierra Metals, 2016

The Project’s operating costs were estimated using a first principles approach and are based on current site specific data. Table 1-17 and Table 1-18 show a summary of total operating costs and unit operating costs.

Table 1-17: Operating Cost Summary

Area	Total US$000’s)	2016 US$000’s)	2017 US$000’s)	2018 US$000’s)	2019 US$000’s)	2020 US$000’s)	2021 US$000’s)
Mine	145,624	30,157	31,142	26,727	27,364	25,924	4,310
Plant	40,149	7,784	8,039	7,710	7,894	7,479	1,243
G&A	25,247	4,508	4,456	5,049	5,319	5,064	852

Total	$211,020	$42,449	$43,637	$39,485	$40,577	$38,466	$6,406

Source: Sierra Metals, 2016

Table 1-18: Unit Operating Cost Summary

Area	Average (US$/t)	2016 US$/t)	2017 US$/t)	2018 US$/t)	2019 US$/t)	2020 US$/t)	2021 (US$/t)
Mine	38.45	41.07	41.07	36.75	36.75	36.75	36.75
Plant	10.60	10.60	10.60	10.60	10.60	10.60	10.60
G&A	6.67	6.14	5.88	6.94	7.14	7.18	7.26

Total	$55.72	$57.81	$57.55	$54.29	$54.50	$54.53	$54.62

Source: Sierra Metals, 2016

1.12	Economic Analysis

Yauricocha is a polymetallic mine that produces and sells lead, zinc and copper concentrates. Zinc is the biggest contributor to the project revenue and corresponds to approximately 41% of value. Copper is considered a secondary co-product to zinc, corresponding to 23% of the revenue. Lead, silver and gold are considered by-products of the operation and each contribute 18%, 15% and 3%, respectively, to the mine’s revenue. Figure 1-1 presents a graphical representation of each metals contribution to the Project’s revenue.

The reserves disclosed in this report support a profitable operation under the cost and market assumptions stated in this report.

Figure 1-1: Metal Contribution to Revenue

1.13	Conclusions and Recommendations

1.13.1	Geology and Mineral Resources

SRK is of the opinion that the exploration at Yauricocha is being conducted in a reasonable manner and is supported by an extensive history of discovery and development. Recent exploration success at Esperanza will continue to develop in the near term and SRK notes that other areas near the current mining operation remain prospective for additional exploration, and that these will be prioritized based on the needs and objectives of the Yauricocha Mine.

The current QA/QC program is aggressive and should be providing very high confidence in the quality of the analytical data. Unfortunately, the results from both ALS and the Chumpe laboratories show significant failures which could be related to a number of factors that may be out of the control of the laboratory. These should be evaluated and investigated by Yauricocha personnel, in collaboration with the lab.

SRK is of the opinion that the current procedures and methods for the data collection and validation are reasonable and consistent with industry best practices, but that there are opportunities to improve this going forward.

The procedures and methods supporting the mineral resource estimation have been developed in conjunction with Minera Corona geological personnel, and the resource estimations presented herein have been conducted by independent consultants using supporting data generated by site personnel. In general, the geologic models are defined by the site geologists using manual and 3D modeling techniques from drilling and development information. These models are used to constrain block models, which are flagged with bulk density, mine area, depletion, etc. Grade is estimated into these block models using both drill and channel samples, and applying industry-standard estimation methodology. Mineral resources estimated by the independent consultants are categorized in a manner consistent with industry best practice, and are reported above reasonable unit value cut-offs.

1.13.2	Mining and Reserves

The Yauricocha Mine is a producing operation with a long production history. SRK is of the opinion that the reserve estimations are suitable for public reporting and are a fair representation of the expected mill feed for the Yauricocha deposit. Sierra Metals personnel are working to manage the challenging ground conditions through studies, improved planning, and execution of mine plans.

SRK recommends the following:

•	The planning of infill drilling and mine planning should emphasize the conversion of resources into reserves inventory especially for the mid-range planning horizon;

•	The Yauricocha Shaft and Mascota Shaft Expansion projects need to be monitored closely in order to ensure timely access to reserves below the 1020 level; and

•

Mine to mill reconciliation efforts should continue in order to verify and tune the parameters used to convert resources to reserves; particularly the grade adjustment factors. Site personnel are improving the QA/QC program, modeling, and estimation techniques, and the grade adjustment factors may need to be modified as a result. Production at Esperanza presents a unique opportunity to perform a focused reconciliation analysis.

1.13.3	Environmental and Permitting

•	The Production Unit is located in the buffer zone of the Nor Yauyos-Cochas landscape reserve wherefore its location is considered sensitive.

•	The Santo Domingo Laraos peasant’s community does not give the social license to perform mining activities in the area of Ipillo and other points of interest to SMCSA.

•

Existing contaminated soils will have to be identified more precisely, treated (decontaminated) and the areas restored. Therefore, a soil decontamination plan should be included in the next Closure Plan amendment or update, or presented separately in compliance with the D.S. N° 002-2014-MINAM.

•

Site wide management and monitoring of contact and non-contact water is necessary to prevent and control impacting ground water and surface water quality (e.g., contact water from waste dumps and filtrations from the tailings pond).

•

Wetland conservation and management; and compensation as required as to the National Wetland Strategy (Estrategia Nacional de Humedales, D.S. N° 004-2015-MINAM) and the complementary guideline for environmental compensation: High Andean ecosystems (Guia complementaria para la compensación ambiental: ecosistemas alto andinas, R.M. N°183- 2016-MINAM).

•

Since the PAMA of the Yauricocha Production Unit (Centromin, 1997) is the only principal environmental management tool, which has the category of an environmental certification similar as an environmental impact assessment, SMCSA will have to present an updated environmental impact study as established by the D.S. N° 019-2009-MINAM. As the D.S. N° 040-2014-EM, in its First and Second Supplementary Final Provisions, regulates the integration and updating of the environmental impact assessment with the objective that each operating unit shall only have one updated environmental management tool, it is likely that the Accumulación Yauricocha Unit will have to present a detailed environmental and social impact assessment in coordination with SENACE if seeking any expansion. This includes preparing a number of studies as to the term of reference published by SENACE such as social impact assessment including a social, economic, cultural and anthropological population baseline, hydrogeological pollutant transport model for short-, medium- and longterm scenarios, air quality and contaminant distribution assessment, archaeological survey report as for the certificate of nonexistence of archaeological remains (CIRA, certificado de inexistencia de restos arqueologicos), mitigation or compensation measures as applicable, among others. These studies, if well performed, will help to give a better understanding of the environmental and social implications of the mine site.

1.13.4	Infrastructure and Tailings

Based on SRK’s review of the provided tailings storage facility documents SRK recommends the following additional work:

•	Generate at least 10 sections with slide analysis and factor of safety;

•	Generate sections with in situ geology and densities; and

•	Generate hydrogeology studies within the footprint of the dam and surface water models.

1.13.5	Economic Analysis

In early years of production, the economic valuation of the Project used gold and silver prices that are lower than current spot prices observed in the market. The metal price assumptions were derived from July 19, 2016 BMO Capital Markets Street Consensus Commodity prices, and the consensus price for 2016 was used for the evaluation. By-products represent approximately 20% of the revenue, and SRK notes that an increase in gold and silver prices could result in a significant positive impact in the analysis.

Mine development quantities and costs used in the valuation were built up from site-specific averages from recent production. Only 5% of the development meters are covered by capital expenditures and the remaining 95% are covered by operating costs, thus mine development capital represents approximately 6% of the total project capital. A detailed development plan incorporated into the economic evaluation may help to optimize the mine plan. SRK recommends that the company reviews and refines the estimate of mine development required to mine the stated reserves in future reserves assessments.

The valuation contained herein did not consider the impact of an eventual closure of the operation. It is SRK’s understanding that there is the potential to extend the mine life further than what is currently supported by reserves. SRK recommends that Sierra Metals include closure liability and timing of the obligations for the project valuation in the future.”

Bolivar Mine, Mexico

The Company owns 100% of the Bolivar Mine.

The following is a Summary of the Bolivar Technical Report dated April 6, 2017 prepared by Qualified Persons, Matthew Hastings (MSc Geology, MAusIMM), Jon Larson (BS Mining Engineering, MBA, MAusIMM, MMSAQP), Jeff Osborn (BEng Mining, MMSAQP), Daniel H. Sepulveda (B.Sc. Metallurgist, SME-RM), John Tinucci (PhD, PE) and Mark Willow, MSc, CEM, SME-RM, of SRK. All tables, figures and sections referred to in this section entitled “Bolivar Mine, Mexico” are set forth in the Bolivar Report. The full text of the Bolivar Report is available for viewing on SEDAR at www.sedar.com and is incorporated by reference in this AIF. Defined terms and abbreviations used herein and not otherwise defined shall have the meanings ascribed to such terms in the Bolivar Report.

“1	Summary

The purpose of the Bolivar Technical Report was to present an update on Resources and Reserves for the Company by SRK on the Bolivar Mine, Mexico. The Bolivar Mine is an operating mine that has been in commercial production since late 2011. The Bolivar Technical Report was prepared in accordance with NI 43-101.

1.1	Property Description and Ownership

The Bolivar property is owned by Sierra Metals, formerly known as Dia Bras Exploration, Inc., through subsidiary companies Dia Bras Mexicana S.A. de C.V. and EXMIN S.A. de C.V. (collectively “Dia Bras”). The property consists of 14 mineral concessions (approximately 6,800 ha) in the northern Mexican state of Chihuahua. The property is located in the Piedras Verdes mining district, 400 km south by road from the city of Chihuahua (population 4.8 million as of 2010) and roughly 10 km southwest of the town of Urique (population 1,102 as of 2010). The property includes the Bolivar Mine, a historic Cu-Zn skarn deposit that has been actively mined by Dia Bras since November 2011, as well as a processing plant, which is situated approximately 5.1 km by road from the mine.

1.2	Geology and Mineralization

The Bolivar deposit is a Cu-Zn skarn and is one of many precious and base metal deposits of the Sierra Madre belt, which trends north-northwest across the states of Chihuahua, Durango and Sonora in northwestern Mexico (Meinert, 2007). The deposit is located within the Guerrero composite terrane, which makes up the bulk of western Mexico and is one of the largest accreted terranes in the North American Cordillera. The Guerrero terrane, proposed to have accreted to the margin of nuclear Mexico in the Late Cretaceous, consists of submarine and lesser subaerial volcanic and sedimentary sequences ranging from Upper Jurassic to middle Upper Cretaceous in age. These sequences rest unconformably on deformed and partially metamorphosed early Mesozoic oceanic sequences.

The Piedras Verdes district is made up of Cretaceous andesitic to basaltic flows and tuffs intercalated with greywacke, limestone, and shale beds. Cu-Zn skarn mineralization is located in carbonate rocks adjacent to the Piedras Verde granodiorite. Mineralization exhibits strong stratigraphic control and two stratigraphic horizons host the bulk of the mineralization: an upper calcic horizon, which predominantly hosts Zn-rich mineralization, and a lower dolomitic horizon, which predominantly hosts Cu-rich mineralization. In both cases, the highest grades are developed where structures and associated breccia zones cross these favorable horizons near skarn-marble contacts.

1.3	Status of Exploration, Development and Operations

The Bolivar Mine is currently an operational project. In 2016, Bolivar processed 950,000 tonnes of ore producing 17.1 million lb Cu, 398,00 oz Ag, and 2,900 oz Au grading 1.00% Cu, 16.7 g/t Ag, and 0.19 g/t Au. Recovery rates were at 82% Cu, 78% Ag, and 51% Au. The mined material is transported 5 km to 3,000 t/d Piedras Verdes Mill.

1.4	Mineral Processing and Metallurgical Testing

Various development and test mining has occurred at the Bolivar mine under Dia Bras ownership since 2005. Prior to late 2011, no processing facilities were available on site, and the ore was trucked to Cusi’s Malpaso mill located 270 km by road. Bolivar’s Piedras Verdes processing facilities started operating in October 2011 at 1,000 tonnes per day of nominal throughput. The ore processing capacity was expanded to 2,000 tonnes per day in mid-2013. The current nominal throughput capacity is 3,000 tonnes per day. Bolivar facilities include a metallurgical laboratory at site. Sampling and testing of samples are executed on an as-needed basis.

1.5	Mineral Resource Estimate

Mineral Resource Estimations have been conducted by Matthew Hastings of SRK, a Qualified Person under NI 43-101, using Maptek Vulcan™ and Leapfrog Geo™ software.

SRK has worked with Dia Bras personnel to develop the geology models, grade estimations, and reporting criteria for mineral resources at Bolivar. Geology models were developed by Dia Bras and were modified and reviewed by SRK. In all, there are seventeen individual mineralized bodies identified through drilling and mine development. These were used as hard boundaries for the purposes of the estimation. Although the majority of the estimated resource is supported by drilling, limited channel samples support the estimation near the mined portions of the deposit. The block models were created by SRK, and have been estimated using a combination of inverse distance and ordinary kriging methods. The mineral resources have been estimated and classified in conformity with generally accepted CIM “Estimation of Mineral Resource and Mineral Reserves Best Practices” guidelines.

SRK is of the opinion that the Mineral Resource estimations are suitable for public reporting and are a fair representation of the in-situ contained metal for the Bolivar Mine.

The September 30, 2016, consolidated Mineral Resource statement for the Bolivar Mine area is presented in Table 1-1. These resources are stated in undeveloped areas of the deposits as well as within remaining surveyed pillars in the existing mined out areas. The pillar resources are reported using a lower COG to reflect the fact that they have been exposed through previous mining.

Table 1-1: Consolidated Bolivar Mineral Resource Estimate as of September 30, 2016– SRK Consulting (U.S.), Inc.

Category	Tonnes (000’s)	Ag (g/t)	Au (g/t)	Cu (%)	Ag (koz)	Au (koz)	Cu (t)
Indicated	9,335	18.1	0.30	0.90	5,440	91	83,885
Inferred	9,055	17.9	0.33	0.86	5,200	97	77,830
(1)

Mineral resources are reported inclusive of ore reserves. Mineral resources are not ore reserves and do not have demonstrated economic viability. All figures rounded to reflect the relative accuracy of the estimates. Copper, gold and silver assays were capped where appropriate.

(2)

Mineral resources are reported at variable metal value cut-off grades based on metal price assumptions*, metallurgical recovery assumptions**, mining/transport costs (US$13.59/t), processing costs (US$10.00/t), and general and administrative costs (US$3.40/t).

(3)

The metal value cut-off grade for the unmined portions of the Bolivar Mine is US$27 and is US$20 for the remaining vertical pillars in the mined areas. The mineral resources within the remaining vertical pillars comprise less than 1% of the Indicated Mineral Resources. No mineral resources are reported for the remaining crown or sill pillars.

* Metal price assumptions considered for the calculation of metal value are: Copper (Cu): US$/lb 2.43, Silver (Ag): US$/oz 18.30, and Gold (Au): US$/oz 1,283.00.

** Metallurgical recovery assumptions are 81% Cu, 77% Ag, and 49% Au.

The resources were estimated by SRK. Matthew Hastings, M.Sc, P.Geo, MAusIMM #314693 of SRK, a Qualified Person, performed the resource calculations for Bolivar.

1.6	Mineral Reserve Estimate

Bolivar is a currently operating underground mine with production history under Dia Bras ownership of more than five years. A copper concentrate is produced containing payable copper, silver and minor amounts of payable gold. Various underground development activities, test mining, and smaller scale milling has taken place under Dia Bras ownership since the early to 2000s.

The procedures and methods supporting the mineral reserve estimation have been developed by SRK in conjunction with Dia Bras mine planning personnel. The reserve estimations presented herein have been conducted by independent consultants using supporting data generated by the site. In general each mining area is evaluated using reasonable mining block shapes based on the mining method applicable to the zone. Mineral Reserves estimated by the independent consultants are categorized in a manner consistent with industry best practice. Data and information supporting the mining recovery, mining dilution, metallurgical recoveries, consensus commodity pricing, and treatment and refining charges have been provided by Dia Bras and reviewed by SRK. These factors are used to calculate an NSR for the blocks in the models. Historic and expected direct and indirect mining, processing and general and administrative costs were provided by Dia Bras. To be considered economic, the NSR value of the mining block must be greater than the economic cutoff. Blocks below the economic cutoff but above the marginal cutoff are, in some cases, included in the reserve where they are in between or immediately adjacent to an economic block and it is reasonable to expect that no significant additional development would be required to extract the marginal block. Isolated blocks, defined as blocks with no defined access or blocks that do not pay for the required development, have been excluded. Only material classified as Measured and Indicated Resources contribute to the grade values in a mining block. Material inside the mine design and not classified as Measured or Indicated is assumed to have 0 grade. Mined out areas were provided by Dia Bras personnel, and represent development and production up to September 30, 2016.

Mineral Reserve Estimations have been conducted by Jon Larson of SRK, a Qualified Person under NI 43-101, using Maptek Vulcan™ and Minemax iGantt software. The consolidated mineral reserve statement for the Bolivar Mine is presented in Table 1-2.

Table 1-2: Consolidated Bolivar Mineral Reserve Estimate as of September 30, 2016 – SRK Consulting (U.S.), Inc.

Category	Tonnes (000’s)	Ag (g/t)	Au (g/t)	Cu (%)	Ag (koz)	Au (koz)	Cu (t)
Proven	–	–	–	–	–	–	–
Probable	4,327	17.5	0.31	0.85	2,441	44	36,586
P+P	4,327	17.5	0.31	0.85	2,441	44	36,586

(1)	All figures rounded to reflect the relative accuracy of the estimates. Totals may not sum due to rounding.
(2)

Ore reserves are reported at NSR cut-offs (CoG) based on metal price assumptions*, metallurgical recovery assumptions**, mining costs, processing costs, general and administrative (G&A) costs, and treatment and refining charges.

* Metal price assumptions considered for the calculation of NSR are: Copper (Cu): US$/lb 2.43, Silver (Ag): US$/oz 18.30, and Gold (Au): US$/oz 1,283.00.

** Metallurgical recovery assumptions are 81% Cu, 77% Ag, and 49% Au.

(3)	The NSR CoG is variable by mining method:
•	US$30.50 = Room and Pillar; and
•	US$32.50 = Longhole Stoping.
(4)	Ore reserves have been stated on the basis of a mine design, mine plan, and cash-flow model:
•	Mining recovery applied is 85%.
•	Mining dilution (internal and external), applied with a zero grade, ranges from 12% to 36% and averages 16%

Source: SRK, 2017

The reserves estimated herein are contained in El Gallo Inferior, and zones called Chimenea 1, Chimenea 2, Bolivar West, and Bolivar Northwest. The El Gallo Superior and Bolivar areas are considered mined out, though mineralized material remains in pillars. Any remaining pillar tonnes have not been included in the reserves at this time. The production schedule associated with this reserves estimate results in mining until July 2021 at an average production of approximately 2,500 ore t/day.

1.7	Mining Methods

Ore production at Bolivar is primarily by means of underground room and pillar mining. Ore is processed at the Piedras Verdes mill located south of the mine. Mining has occurred in several mostly shallow dipping zones in the immediate Bolivar area including Bolivar, El Gallo Superior, El Gallo Superior Magnetita, and El Gallo Inferior.

Areas where room and pillar mining occurs are divided into levels measuring approximately 16 m high. Each 16 m level is further divided into sublevels of approximately 4 m. A ramp is driven and access to the middle sublevel is established in the footwall, and the initial cut in ore is developed at this middle sublevel. The roof is then drilled, blasted and mucked. The third cut is mined down to the lower sublevel floor. Ramps in ore are established whenever possible to minimize the mining of waste. The remaining 4 m of material is left as a sill pillar.

Chimenea 1, Chimenea 2 and the steeply dipping areas of Bolivar West are suitable for mining using longhole stoping techniques. Longhole stoping can provide for higher production and better recovery of the ore than the room and pillar method. However, there are currently limited zones in the Bolivar area where this mining method is applicable, and mining using this method accounts for approximately 8% of the reserves stated herein. The site has some past experience using longhole techniques in the Chimenea areas.

Current production is from the El Gallo Inferior body. January through September 2016 ore production reported by the mine averaged 2,440 t/day, and ore delivered to Piedras Verdes was 2,460 t/day. Ore is hauled to the surface using one of several adits or declines accessing the orebodies and dumped onto small pads outside the portals. The ore is then loaded into rigid frame over-the-road trucks, typically 18 tonne capacity, and hauled on a gravel and dirt road approximately 5.1 km south to the Piedras Verdes mill.

1.8	Recovery Methods

Dia Bras operates a conventional concentration plant consisting of crushing, grinding, flotation, thickening and filtration of the final concentrate. Flotation tails are disposed of in a conventional tailings facility. Ore feed during year 2016 reached a total of 950,398 tonnes, equivalent to an average of 79,200 tonnes per month, or 2,600 tonnes per day. During 2016, production of copper concentrate has consistently ranged between approximately 2,000 and 2,700 tonnes per month, equivalent to roughly a 2.9% mass pull. The monthly average has consistently reached commercial quality with copper at 27% and credit metals averaging 369 g/t silver and 2.19 g/t gold in 2016. Metal recovery for copper, silver, and gold averaged 81.8%, 78.1% and 52.1%, respectively.

1.9	Project Infrastructure

The Project has fully developed infrastructure including access roads, a man-camp capable of supporting 385 persons that includes a cafeteria, laundry facilities, maintenance facilities for the underground and surface mobile equipment, electrical shop, guard house, fuel storage, laboratories, warehousing, storage yards, administrative offices, plant offices, truck scales, explosives storage, processing plant and associated facilities, tailings storage facility, and water storage reservoir and water tanks.

The site has fully developed and functioning electric power from the Mexican power grid, backup diesel generators and heating from site propane tanks.

The Project has developed waste handling and storage facilities. The site has minimal waste rock requirements but does have a small permitted area to dispose of waste rock. The tailings management plan at the Bolivar mine includes placement of tails in a number of locations in and around the Tailings Storage Facility (TSF) that has been in operation since late 2011. The current TSF has five locations to store tailings (TSF1-5). The site will develop an expansion TSF to the west of the existing facilities for future tailings.

Tailings consisting of approximately 40% solids will be placed in conventional tailings storage facilities until June 2017. The site is installing an additional thickener and filter presses to allow additional water recovery. Thickened tails (60% solids) will be placed from June 2017 to February 2018. After the filter presses are constructed dry-stack tails will be placed after February 2018.

The main TSF will be utilized until mid-2019. A new dry-stack TSF (New TSF) to be located just to the west of the existing facility will be utilized after mid-2019 and has an expected life through 2023.

SRK notes that Dia Bras has allocated US$6.1 million in 2017 for the thickener, filter presses, and TSF expansion civil works.

The overall Project infrastructure is built out and functioning and adequate for the purpose of the planned mine and mill. SRK notes that the current tailings facility will need to be expanded to support the continued operation of the processing plant.

1.10	Environmental Studies and Permitting

SRK’s environmental QP did not conduct a site visit of the Bolivar Mine. As such, the following information is predicated on a review of limited data and documentation provided by the site and direct communications with legal representatives for the operator.

The current tailings disposal facility has capacity until mid-2019. Dia Bras intends to build additional tailings capacity concurrent with mine operations. The expansion will require additional permitting effort. Dia Bras intends to build additional tailings capacity concurrent with mine operations. The expansion of the existing tailings facility will require additional permitting effort.

Geochemical characterization results for 2014 and 2015, provided to SRK, indicate low metals leaching potential and either uncertain or non-acid generating potential. The 2016 ABA results (NP = 52.5 kg CaCO3/ton; AP = 141 kg CaCO3/ton), however, suggest that some of the more recent material may be potentially acid generating: NP/AP = 0.372. Additional investigation of the current materials being deposited into the tailings impoundment may be warranted; however, given the dryness of the Chihuahuan Desert, this may not necessarily be a material issue for the project.

The required permits for continued operation at the Bolivar Mine, including exploration of the site, have been obtained. SRK has not conducted an investigation as to the current status of all the required permits. At this time, SRK is not aware of any outstanding permits or any non-compliance at the project or nearby exploration sites.

In 2009, SEMARNAT agreed that an environmental impact assessment for the Bolivar Mine was not necessary since the area has been under exploration and exploitation since 1979, but that Dia Bras was still subject to the applicable environmental regulations. However, in the event that modifications to the existing operation were proposed, SEMARNAT would need to be consulted to determine the appropriate procedures for authorization.

In 2015, an authorization for the Unique Environmental License (Licencia Ambiental Unica [LAU]) was granted by SEMARNAT to EXMIN in order to carry out mineral processing and other metallurgical activities (beneficiation) at the Bolivar mill site. The document establishes the environmental obligations to be met by the company.

In 2014, the enforcement branch of SEMARNAT, PROFEPA, conducted an inspection of several streams and arroyos near the EXMIN property (Bolivar Mine). SRK understands from the documentation provided that tailings from the beneficiation plant had spilled into these drainages during heavy rains in 2013. According to EXMIN, the cleanup was performed over a period of several months, and any residual testing showed that the materials in the streams met with Mexican norms. No further action appears to have been ordered.

In February 2017, Treviño Asociados Consultores presented to Dia Bras, S.A. de C.V. a work breakdown of the anticipated tasks for closure and reclamation of the Bolivar Mine. The closure costs were estimated to be MX$9,259,318 (~US$453,888). SRK’s scope of work did not include an assessment of the veracity of this closure cost estimate, but, based on projects of similar nature and size within Mexico, the estimate appears low in comparison.

1.11	Capital and Operating Costs

Using an average mining rate of 2,985 t/d and a processing rate of 2,450 t/d, the Bolivar reserves should support the project until July 2021.

The yearly capital expenditure by area is summarized in Table 1-3.

Table 1-3: Capital Cost Summary

Description	Total ($000s)	2016 ($000s)	2017 ($000s)	2018 ($000s)	2019 ($000s)	2020 ($000s)	2021 ($000s)	2022 ($000s)
Mine Development	10,221	193	1,989	4,440	2,602	983	14	0
Vent Raises	2,659	0	308	1,278	1,073	0	0	0
Equipment Sustaining	14,699	0	5,515	5,732	3,254	173	25	0
Geological Exploration	11,442	0	3,223	2,444	1,680	2,005	2,090	0
Plant Sustaining	866	0	866	0	0	0	0	0
TSF Sustaining	6,376	0	5,276	514	586	0	0	0
Closure	453	0	0	0	0	0	0	453

Total Capital	$45,162	$193	$17,177	$14,407	$9,195	$3,161	$2,129	$453

Source: SRK, 2017

The basis of the operating cost estimate is a first principles approach based on site specific data. Dia Bras’ technical team provided SRK with historic costs on a monthly basis, which was used to derive future costs.

Table 1-4 and Table 1-5 show a summary of total operating costs and unit operating costs.

Table 1-4: Operating Cost Summary

Area	Total ($000s)	2016 ($000s)	2017 ($000s)	2018 ($000s)	2019 ($000s)	2020 ($000s)	2021 ($000s)
Mine	58,812	3,101	12,435	12,684	13,246	13,146	4,200
Plant	43,277	2,282	9,151	9,334	9,747	9,674	3,090
G&A	14,729	777	3,114	3,177	3,317	3,292	1,052

Total	$116,817	$6,159	$24,700	$25,194	$26,311	$26,112	$8,342

Source: SRK, 2017

Table 1-5: Unit Operating Cost Summary

Area	LoM ($000s)	Average ($/t)
Mine	58,812	13.59
Plant	43,277	10.00
G&A	14,729	3.40

Total	$116,817	$26.99

Source: SRK, 2017

1.12	Economic Analysis

The reserves stated in this report support a profitable operation under the cost and market assumptions discussed in this report and indicate a free cash flow of US$10.4 million and a present value of US$7.1 million based on a discount rate of 8%.

Economic projections of the base case metal prices scenario indicate that the project’s present value and cumulative free cash flow will be negative in 2017 and 2018 and recover in 2019. The project’s present value will be negative between 2017 and 2019 and recover in 2020. This is related to two factors. The first is the high intensity of capital expenditure projected for these two years, and the second is a small dip in the copper production for 2018. The breakeven copper price for Bolivar is US$2.2425/lb; SRK notes the current spot price is around approximately US$2.65/lb and a price of US$2.43 was used in this economic analysis.

The current scenario presents Dia Bras with two years of relatively significant capital financing requirements considering the estimated reserves. SRK recommends that the company should conduct the studies described herein to:

•	Evaluate a pillar recovery program;

•	Revise the mining method; and

•	Utilize tailings as backfill.

The potential improvements may allow the operation to revise its production schedule, revise the capital expenditure schedule, and allow prioritization of further geological study and exploration to identify resources and reserves that will support a more favorable LoM plan.

1.13	Conclusions and Recommendations

1.13.1	Geology and Mineral Resources

SRK has the following conclusions regarding the exploration efforts and potential for the Bolivar and La Sidra areas.

•

Several areas within the Bolivar Mine would benefit from additional drilling, as the current spacing is insufficient to adequately define the continuity of mineralization for prospective mining. Areas that would benefit from additional drilling to improve confidence in the estimation include Bolivar NW, Bolivar W, and Increíble/Step Out.

•	Other areas such as extensions of El Gallo Inferior and the Chimeneas orebodies are close to existing mining operations and would benefit from additional drilling to expand known resources.

•

SRK notes that areas such as Bolivar W, Step-Out, and Increíble would all benefit from better positioning of drill stations, as some of the drilling orientations in the current database are getting very near to the same strike and dip as the mineralized bodies themselves.

SRK is of the opinion that the Mineral Resource Estimate has been conducted in a manner consistent with industry best practices and that the data and information supporting the stated Mineral Resources is sufficient for declaration of Indicated and Inferred classifications of resources. SRK has not classified any of the resources in the Measured category due to certain deficiencies regarding the data supporting the Mineral Resource Estimate.

These deficiencies include:

•

The lack of a historic QA/QC program, which has only been supported by a recent resampling and modern QA/QC program for a limited number of holes. Measured resources generally are supported by high resolution drilling or sampling data that feature consistently implemented and monitored QA/QC.

•

The lack of consistently-implemented down-hole surveys in the historic drilling. Observations from the survey data which has been done to date show potential for significant deviations from planned orientations as well as local down-hole deviations that may influence the exact position of mineralized intervals.

•

The lack of industry-standard asbuilt data delineating mined out areas. SRK utilized multiple data types to define the mined areas, and notes that none of them include well-defined 3D solids with measurable volumes. SRK has constructed 3-D solids by combining AutoCAD level plan survey lines, points, and as built triangulations and generated distance buffers (3 m) to obtain volumes in areas that have been mined. There is still uncertainty associated with this practice, but SRK notes that this is likely balanced by the conservative nature of distance buffer approach, which may actually flag some material that is to be mined in the near term as having been previously mined.

1.13.2	Mining and Reserves

Recent production data was used as a primary source of information to validate or derive, as necessary, the relevant modifying factors used to convert Mineral Resources into Mineral Reserves. SRK is of the opinion that the Mineral Reserve Estimate has been conducted in a manner consistent with industry best practices and that the data and information supporting the stated mineral reserves is sufficient for declaration of Probable classifications of reserves.

The production schedule associated with this reserves estimate results in mining until July 2021 at an average production of approximately 2,500 ore t/day. The tailings storage facility will need to be expanded. Dia Bras is planning to install an additional thickener and filter presses and move to a dry stack method of tailings handling and storage. As a result the overall tailings handling system will evolve over the next twelve months. Dia Bras has budgeted capital for these activities and is working with a number of external contractors to complete the various phases of the overall management plan. Delays in these projects could impact the overall mine plan by delaying the processing of ore at Piedras Verdes beyond 2017.

SRK has the following recommendations regarding mining and reserves at Bolivar:

•	The planning of infill drilling and mine planning should emphasize the conversion of resources into reserves inventory especially for the mid- and long-range planning horizons;

•	Use updated 3D mine survey data and improved processes to:

○	Regularly perform stope-by-stope planned to actual reconciliations, for both grade and tonnage mined, to continually validate the mining recovery and dilution assumptions; and

○	Develop an estimate of the tonnes and grade remaining in pillars;

•

Initiate a mining methods trade-off study to plan for the safe extraction of pillars and identify possible improvements to the mining methods used. This study should also include the analysis of utilizing tailings as backfill in the mine;

•	Develop and annually update a 3D life-of-mine (LoM) design and schedule; and

•	Develop and implement a whole-of-mine ventilation plan in order to implement and maintain a forced ventilation system over the life of the mine.

1.13.3	Recovery Methods

SRK notes a high level of month-to-month variability for both tonnes and head grade input to processing. Better integration between geology, mine planning and processing can significantly reduce this variability. Additional work is also needed in the processing facilities to stabilize the operation. Improvements include the implementation of a preventive maintenance program and training programs to improve operators’ skill, with the ultimate objective of improving metal recovery and lower operating cost, while maintaining or improving concentrate quality.

1.13.4	Tailings Management

As part of the overall tailings management plan, Bolivar is moving to filtered tailings. Expansion in the immediate area of the currently operating facility will occur as the site moves first to thickened tailings in mid-2017 and to filtered tailings in early 2018. SRK recommends that the site continue its project efforts to complete the installation of the thickener, filter presses, and conveyor. The site must ensure that all required detailed designs are completed and permits are in place for successful operation of the New TSF located to the west of the existing facility. An analysis of utilizing tailings as backfill in the mine should be carried out, and a trade-off study should be completed to determine if the size of the New TSF can be reduced.

1.13.5	Environmental and Permitting

SRK has the following recommendations regarding environment, permitting, and social or community impact at Bolivar:

•

SRK recommends that Dia Bras contract an independent review of the closure cost estimate, with an emphasis on benchmarking against other projects in northern Mexico. This will require a site investigation and the preparation of a more comprehensive and detailed closure and reclamation plan before a closure specialist evaluates the overall closure approach and costs.

•

Based on the 2016 geochemical characterization data, a more robust and comprehensive testing program for the tailings should be undertaken with an emphasis on closure of the existing facilities in such a manner as to not pose a risk to local groundwater resources.

Cusi Mine, Mexico

The Company owns 100% of the Cusi Mine.

The following is a summary of the Cusi Technical Report dated April 14, 2017 prepared by Qualified Persons, Matthew Hastings, MSc Geology, MAusIMM (CP), Daniel H. Sepulveda (B.Sc. Metallurgist, SME-RM), and Mark Willow, MSc, CEM, SME-RM of SRK. All tables, figures and sections referred to in this section entitled “Cusi Mine, Mexico” are set forth in the Cusi Technical Report. The full text of the Cusi Technical Report is available for viewing on SEDAR at www.sedar.com and is incorporated by reference in this AIF. Defined terms and abbreviations used herein and not otherwise defined shall have the meanings ascribed to such terms in the Cusi Technical Report.

“1	Summary

This report was prepared as a National Instrument 43-101 (NI 43-101) Technical Report (Technical Report) on Resources for Sierra Metals, Inc. (Sierra Metals) by SRK Consulting (U.S.), Inc. (SRK) on the

Cusi Mine, Mexico (Cusi or The Mine). The purpose of this report is to present the methods and results of the current mineral resource estimate for the Cusi Mine.

1.1	Property Description and Ownership

The Cusi Mine property is held by Sierra Metals, formerly known as Dia Bras Exploration, Inc., through subsidiary companies Dia Bras Mexicana S.A. de C.V. and EXMIN S.A. de C.V. (collectively Dia Bras). The Cusi project is located within the Abasolo Mineral District in the municipality of Cusihuiriachie, state of Chihuahua, Mexico. The property is 135 kilometers from Chihuahua city by car and consists of 72 mineral concessions (11,319 hectares) wholly owned by Sierra Metals (formerly known as Dia Bras Exploration, Inc.). Included in these concessions are six historic Ag-Pb producers developed on several vein structures: the San Miguel mine, La Bamba open pit, La India mine, Santa Eduwiges mine, San Marina mine, and Promontorio mine, as well as exploration concessions around the historic mine areas.

Sierra Metals wholly owns rights for exploration and mining for the Cusi Property for 73 mineral concessions covering an area of 11,657 hectares. Sierra Metals holds surface rights to an area of 1,020 hectares located generally within the area where Sierra Metals holds mineral concessions. Sierra Metals’ area of surface rights includes the access points to the Promontorio and Santa Eduwiges underground mines that are in operation, as well as surface rights over all resource areas delineated in this report, with the exception of La India.

1.2	Geology and Mineralization

The property lies within a possible caldera that contains a prominent rhyolite body interpreted as a resurgent dome. The rhyolite dome trends northwest-southeast with an exposure of roughly 7 km by 3 km and hosts mineralization. It is bounded (cut) on the east side by strands of the NW-trending Cusi fault and on the west by the Border fault. The Cusi fault is a regional fault that may have controlled the location of the caldera and resurgent dome. Continued movement on the Cusi and related faults cut and brecciated the caldera and dome rocks and provided conduits for mineralizing fluids.

Numerous mineralized veins on the property, typically moderately to steeply dipping to the southeast, southwest, and north, range from less than 0.5 to 2 m thick, extend 100 to 200 m along strike and up to 400 m down-dip. There are at least seven major mineralized structures within the Cusi area, described below. Historically, small open pits were typically developed at vein intersections. Mineralization mainly occurs in faults, epithermal veins, breccias, and fractures ranging from 1 to 10 meters thick.

Low-grade mineralized areas exist adjacent to major structures, showing intense fracturing and are commonly laced with quartz veinlets forming a stockwork mineralized halo around more discrete structures. The country rock in these zones is variably silicified. Pyrite and other sulfide minerals are disseminated in the silicified country rock and are also clustered in the quartz veinlets. A well-developed mineralized stockwork zone is in the Promontorio area, especially proximal to the Cusi fault.

1.3	Status of Exploration, Development and Operations

The Cusi Project is an operating mine, with extensive supporting infrastructure and underground development. In addition to this, there are numerous satellite exploration targets which are the subject of drilling and exploration drifts.

1.4	Mineral Processing and Metallurgical Testing

Cusi’s Malpaso mill is a conventional processing facility that has been long in operation. The performance statistics that SRK had access to for the 2015 January to 2016 August period show that Cusi operates at a throughput ranging from 500 tonnes per day to 600 tonnes per day, or approximately 17,000 tonnes per month of fresh ore. Lead and zinc head grades are comparable and cover a wide range, with monthly average values for the 2016 period between 0.86% to 1.99%. Silver head grade range between 140 g/t to 200 g/t, and gold head grade is approximately 0.25 g/t in the same period (Figure 1 1).

Figure 1-1: Mill Feed and Head Grades – Malpaso Mill

Historically, Cusi produced lead concentrate only, and since 2015 December it is also producing zinc concentrate. Lead concentrate production for the first eight months in 2016 ranged approximately between 300 t/month to 800 t/month with lead grade ranging between 30% and 40% (Figure 1-2).

Figure 1-2: Pb/Zn Concentrate Grades – Malpaso Mill

Zinc concentrate production for the January to August 2016 period ranged approximately between 100 t/month and 300 t/month with zinc grade ranging from 50% to 55% approximately.

Silver metals is preferably deported to lead concentrate reaching recovery ranging from 70% to 80%. For the period in question, silver grade in lead concentrate is ranging from approximately 3,000 g/t to 7,000 g/t. Average Ag recovery for 2016 is approximately 74%.

Silver deportment to zinc concentrate is in the range of 1% to 3% and its grade reaches 300 g/t to 560 g/t, which is within commercially payable range.

1.5	Mineral Resource Estimate

Matthew Hastings, Senior Consultant, SRK Consulting (U.S.) Inc. conducted the resource estimation using a combination of software including Leapfrog Geo™, Maptek Vulcan™, and statistical analysis software such as Snowden Supervisor™ and X10 Geo™.

The basis for the mineral resource estimate is a digital database featuring details about geology, structure, and mineralization. The final drillhole and channel assay database was provided to SRK by Dia Bras on December 23, 2016. It features both drilling and channel samples which are updated to October of 2016. The final database contains over 60,000 assays from drilling and over 36,000 from channel sampling. The two data sets have been merged for the purposes of geological modeling, statistical analysis, and estimation.

Three-dimensional wireframe models for the Cusi veins were created by Dia Bras using Leapfrog Geo™ software. SRK was provided the Leapfrog project files, which were reviewed and modified to include more detail on the structures as well as incorporate channel sample data where appropriate. The geology models are developed on a combination of geology codes and Ag grades, and effectively are built using hanging wall and footwall surfaces derived through selection of these points in the drilling and channel sample database, with subsequent interpolation of the points into 3D surfaces and volumes.

SRK considered each vein its own domain for the purposes of statistical analysis and estimation. SRK limited high grade outlier samples by capping the maximum grades for each area, and limiting samples above the cap to the grade of the cap. In order to minimize the variance in the estimation due to inherent variability in grade distributions within domains and provide a more homogenous data set for estimation, SRK used capping of high grades as well as compositing of sample lengths. Capping analysis was done on the raw sample data, evaluating each data set by relevant area. SRK evaluated the sample lengths within the mineralized domains defined by the geological model. The mean sample length within the mineralized domains is 0.68 m, with a maximum sample length of 8.2 m. SRK notes that there are very few samples that would be affected by a compositing length of 1.5 m that would in turn affect the estimation. SRK selected a nominal composite length of 1.5 m, retaining short samples for use in the estimation.

Bulk density of vein material is assigned on the basis of the results of specific gravity samples analyzed by the Servicio Geologico Mexicano (SGM) on behalf of Dia Bras. The average density of the samples is 2.73 g/cm3, and this density was flagged into the block model for use in the resource calculations.

Seven block models were built in Maptek Vulcan™ software and are designed to approximate the orientation of the strike for the major structures contained in each model. SRK interpolated grades for Ag, Au, Pb, and Zn using an inverse distance squared estimation method. In general, a nested three-pass estimation was used with increasing restrictions on sample selection criteria in the initial smaller passes, to less restrictive criteria in the subsequent, larger ellipsoids. Ellipsoid orientations are controlled by the hanging wall and footwall surface of each structure. The variations in the distribution of samples and the issue of clustering of high grade channel samples is dealt with using an octant restriction on the estimation.

SRK has validated the estimation for each model using a variety of methods considered to be industry standard. These include a visual comparison of the blocks versus the composites, an assessment of the quality of the estimate, and comparative statistics of block vs. composites.

SRK is satisfied that the geological modeling honors the current geological information and knowledge. The location of the samples and the assay data are sufficiently reliable to support resource estimation. The sampling information was acquired primarily by core drilling and channel sampling from mine development. SRK classified the mineral resources in a manner consistent with CIM Guidelines as Indicated and Inferred Mineral Resources.

•	Significant factors affecting the classification include:

•	Lack of historic and consistent QA/QC program;

•	Lack of downhole surveys for most drillholes and measured deviations from planned and actual azimuths;

•	Spacing of drilling compared to observed geologic continuity;

•	Cusi is a producing mine with a successful operating history dating more than 10 years.

In order to classify mineralization as an Indicated Mineral Resource, “the nature, quality, quantity and distribution of data” must be “such as to allow confident interpretation of the geological framework and to reasonably assume the continuity” (CIM Definition Standards on Mineral Resources and Mineral Reserves, December 2005). SRK has based this classification both on the continuity observed in well-drilled areas of the Project, as well as geologic continuity observed from underground exposures of the mineralization.

SRK depleted the block models for previous mining prior to reporting.

The “reasonable prospects for economic extraction” requirement generally implies that the quantity and grade estimates meet certain economic thresholds and that the Mineral Resources are reported at an appropriate cut-off grade taking into account extraction scenarios and processing recoveries. Costs for mining and processing are taken from data provided by Dia Bras for their current underground mining operation. Costs are broken down as follows; Mining USD$26.74/t, Processing USD$16.63/t, and General and Administrative USD$3.40/t. These costs aggregate to USD$ 46.77. Assuming a price for Ag of USD$18.30/oz (USD$0.59/g), and a nominal Ag recovery of 74%, this cost equates to a grade of about 110 g/t Ag. SRK has reported the mineral resource for the Cusi mine at this cut-off.

The January 31, 2017, consolidated mineral resource statement for the Cusi Mine area is presented in Table 1.

Table 1: Cusi Mine Mineral Resource Estimate as of January 31, 2017– SRK Consulting (U.S.), Inc.

Source	Class	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Tonnes (000’s)
Promontorio	Indicated	223	0.08	0.32	0.38	692
Eduwiges		226	0.36	1.64	1.52	382
SRL		206	0.14	0.23	0.22	290
San Nicolas		300	0.11	0.32	0.36	344
San Juan		227	0.35	0.09	0.05	45
Minerva		202	0.14	0.21	0.22	106
Durana		376	0.14	0.18	0.29	44
Candelaria		226	0.06	0.05	0.02	91
Total Indicated		237	0.16	0.53	0.53	1,994

Source	Class	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Tonnes (000’s)
Promontorio	Inferred	220	0.12	0.37	0.60	265
Eduwiges		170	0.22	2.07	1.72	45
SRL		269	0.15	0.28	0.31	189
San Nicolas		387	0.15	0.54	0.65	599
San Juan		153	0.03	0.08	0.06	4
Minerva		226	0.04	0.17	0.30	30
Durana		153	0.19	0.57	1.18	85
Candelaria		126	—	0.22	0.13	2
Total Indicated		303	0.15	0.51	0.65	1,218

(1) Mineral resources are reported inclusive of ore reserves. Mineral resources are not ore reserves and do not have demonstrated economic viability. All figures rounded to reflect the relative accuracy of the estimates. Gold, silver, lead and zinc assays were capped where appropriate.

(2) Mineral resources are reported at a single Ag cut-off grade based on metal price assumptions*, metallurgical recovery assumptions, mining costs (US$26.74/t), processing costs (US$16.63/t), and general and administrative costs (US$3.40/t).

* Metal price assumptions considered for the calculation of the cut-off grade are: Silver (Ag): US$/oz 18.30.

The resources were estimated by SRK. Matthew Hastings, M.Sc, P.Geo, MAusIMM #314693 of SRK, a Qualified Person, performed the resource calculations for the Cusi Mine.

1.6	Mineral Reserve Estimate

SRK did not produce a reserve estimate or review reserves stated by Sierra Metals.

1.7	Mining Methods

SRK did not conduct a detailed review of mining methods as a part of this study.

1.8	Recovery Methods

SRK did not conduct a detailed review of recovery methods as a part of this study.

1.9	Project Infrastructure

SRK did not conduct a detailed review of infrastructure as a part of this study.

1.10	Environmental Studies and Permitting

1.11	Capital and Operating Costs

SRK did not conduct a detailed review of costs as a part of this study.

1.12	Economic Analysis

SRK did not conduct a detailed review of costs as a part of this study.

1.13	Conclusions and Recommendations

1.13.1	Geology and Mineral Resources

SRK is of the opinion that the exploration efforts at Cusi are sufficient for the definition of mineral resources. The primary exploration method at Cusi has been diamond core drilling followed by limited underground development, which has been successful in delineating a system of discrete epithermal veins and related stockwork mineralization. The drilling appears to be able to target and identify mineralized structures with reasonable efficacy, and the majority of drilling is oriented in a fashion designed to approximate true thicknesses of the veins. The exploration planning suffers from a lack of focus, and should be designed to maximize conversion of higher grade Inferred areas with less dense drilling to Indicated, or extending mineralization away from known areas accessed through channel sampling. Efforts should be focused on a single structure or perhaps two structures to continue to develop these areas along strike and down dip, rather than scattered around several veins with very limited drilling.

Mine development is also used for exploration, as direct access of the veins along underground drifts is an excellent and efficient way for Cusi to understand the mineralization on a more local basis. More effort should be made to improve underground survey data, channel sampling consistency, and 3D asbuilt data.

SRK notes that recent efforts are improving the quality of the drilling and information through more complete and thorough survey data (for drilling and underground development), as well as modern QAQC programs which are delivering reasonable results. This lends additional confidence to recently-defined resources or newly drilled portions of historic areas.

SRK also notes that problems for the internal Malpaso Mill laboratory, identified in this document as well as previous technical reports, appear to continue. These are related to significant differences in precision recognized between the values reported for identical samples between Malpaso and third-party laboratories. These issues, combined with historic deficiencies in downhole surveying and QA/QC detract from the confidence in quality of the data.

The geologic model has been constructed by Dia Bras geologists, and refined by SRK using Leapfrog Geo™ software. Drilling and channel sample data, as well as sectional interpretation was used in development of the 3D geology shapes, defining veins and stockwork zones. These are used as resource domains to constrain and control the interpolation of grade during the estimation.

SRK built individual block models for the main resource areas, which have been rotated and sub-blocked to better fit the geologic contacts in each area. Grade was interpolated from capped and composited sample data using an inverse distance squared algorithm, with sample selection criteria designed to decluster the channel sample data compared to the drilling. A nested three-pass estimation was used, with decreasing data selection criteria.

SRK is of the opinion that the Mineral Resource Estimate has been conducted in a manner consistent with industry best practices and that the data and information supporting the stated mineral resources is sufficient for declaration of Indicated and Inferred classifications of resources. SRK has not classified any of the resources in the Measured category due to aforementioned uncertainties regarding the data supporting the Mineral Resource Estimate.

These deficiencies include:

•

The lack of a historic QA/QC program, which has only been supported by a recent resampling and modern QA/QC program for a limited number of holes. This will be required in order to achieve Measured resources which generally are supported by high resolution drilling or sampling data that feature consistently implemented and monitored QA/QC.

•

The lack of consistently-implemented down-hole surveys in the historic drilling. Observations from the survey data which has been done to date show significant down-hole deviations that influence the exact position of mineralized intervals. These discrepancies are confirmed by nearby workings that project the mineralized structures in a different position than that defined by the unsurveyed holes.

•

The lack of industry-standard 3D survey asbuilt data delineating mined areas. This has been defined using a combination of the existing survey data, as well as polygons defining other areas thought to be mined. SRK believes these polygons to be conservative, as it is likely that pillar areas or other partially mined areas exist within the limits of the polygons, but are being excluded by this rudimentary methodology.

SRK has the following recommendations for additional work to be performed at the Cusi mine:

•	Identify areas that are dominantly supported by channel sample data and complete step out drilling. This should be done at a regular spacing of approximately 25 m.

○

Further to this, SRK notes opportunities where significant areas of veins have very few drillholes, but exhibit very high grades, resulting in local high grade Inferred blocks that could theoretically be converted to Indicated with additional drilling. These should be prioritized.

•	Continue the implementation of the current QA/QC program as documented by Dia Bras internal reports. This program is robust and appropriate for the type of deposit.

•

Abandon the practice of using the current internal blanks for QA/QC. A thoroughly washed silica sand is readily available in Mexico and would be a reasonable alternative. The results of the current practices hint at either significant contamination issues during the preparation phase of sample analysis, or a contaminated blank material. In either case, this should be resolved as soon as possible. Continue the use of newly acquired commercial standards for future QA/QC monitoring.

•

All analyses supporting a mineral resource estimation should continue to be analyzed by an ISO-certified independent laboratory such as ALS Minerals. The intra-lab performance of check samples shows significant and unexpected deviations between ALS and the internal Dia Bras lab.

•	Every drill hole exceeding 50 m should be surveyed via Reflex or other appropriate survey tool.

•

SRK strongly recommends implementing the practice of consistent use of a total station GPS for surveying of drillhole collars and channel sample locations, as well as mine workings. Discrepancies between the precise locations of these three types of data occur regularly where they are closely spaced, and reduces confidence in the data as it impacts the Mineral Resource estimate.

○

A 3D mine survey could be accomplished relatively easily and for minimal cost, and could be conducted on a quarterly basis to develop a better measurement of mined material to be used in reconciliation processes.

•	Evaluate more detailed resource estimation procedures incorporating other means of dealing with the highly clustered data.

•	Develop a simple method of reconciling the resource models to production, using stope shapes and grades derived from channel sampling.”

RISK FACTORS

The Company’s ability to generate revenues and profits from its mineral properties, or any other mineral property it may acquire, is dependent upon a number of factors. The risks and uncertainties described below as well as the other information contained in this AIF should be carefully considered. These risks and uncertainties are not the only ones facing the Company. Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair its business operations. If any of these events actually occur, Sierra’s business, prospects, financial condition, cash flows and operating results could be materially harmed.

Operating hazards and risks

Mining operations generally involve a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. These risks include, but are not limited to, the following: environmental hazards, industrial accidents, third party accidents, unusual or unexpected geological structures or formations, fires, power outages, labour disruptions, floods, explosions, cave-ins, land-slides, acts of God, periodic interruptions due to inclement or hazardous weather conditions, earthquakes, war, rebellion, revolution, criminal activity, delays in transportation, inaccessibility to property, restrictions of courts and/or government authorities, other restrictive matters beyond the reasonable control of the Company, and the inability to obtain suitable or adequate machinery, equipment or labour and other risks involved in the operation of mines.

Operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of precious and base metals, any of which could result in work stoppages, delayed production and resultant losses, increased production costs, asset write downs, damage to or destruction of mines and other producing facilities, damage to life and property, environmental damage and possible legal liability for any or all damages. The Company may become subject to liability for pollution, cave-ins or hazards against which it cannot insure or against which it may elect not to insure. Any compensation for such liabilities may have a material, adverse effect on the Company’s financial position.

The Company’s property, business interruption and liability insurance may not provide sufficient coverage for losses related to these or other hazards. Insurance against certain risks, including certain liabilities for environmental pollution, may not be available to the Company or to other companies within the industry at reasonable terms or at all. In addition, the Company’s insurance coverage may not continue to be available at economically feasible premiums, or at all. Any such event could have a material adverse effect on Sierra’s business.

Precious and base metal price fluctuations

The value and price of the Company’s securities, its financial results, and its exploration, development and mining activities may be significantly adversely affected by declines in the price of precious and base metals. Such prices may fluctuate widely and are affected by numerous factors beyond the Company’s control such as interest rates, exchange rates, inflation or deflation, fluctuation in the value of the U.S. dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of precious and base metal producing countries throughout the world. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving adequate returns on invested capital or the investments retaining their respective values. Declining market prices for these metals could materially adversely affect the Company’s operations and profitability.

Mineralized material calculations and life-of-mine plans using significantly lower precious and base metal prices could result in material write-downs of the Company’s investments in mining properties and increased amortization, reclamation and closure charges.

Mining operations

The capital costs required by the Company’s projects may be significantly higher than anticipated. Capital and operating costs, production and economic returns, and other estimates contained in the Company’s current technical reports, may differ significantly from those provided for in future studies and estimates and from management guidance, and there can be no assurance that the Company’s actual capital and operating costs will not be higher than currently anticipated. In addition, delays to construction and exploration schedules may negatively impact the net present value and internal rates of return of the Company’s mineral properties as set forth in the applicable technical report. Similarly, there can be no assurance that historical rates of production, grades of ore processed, rates of recoveries or mining cash costs will not experience fluctuations or differ significantly from current levels over the course of the mining operations conducted by the Company.

In addition, there can be no assurance that the Company will be able to continue to extend the production from its current operations through exploration and drilling programs.

Infrastructure

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay exploitation or development of the Company’s projects. If adequate infrastructure is not available in a timely manner, there can be no assurance that the exploitation or development of the Company’s projects will be commenced or completed on a timely basis, if at all; the resulting operations will achieve the anticipated production volume, or the construction costs and ongoing operating costs associated with the exploitation and/or development of the Company’s advanced projects will not be higher than anticipated. In addition, unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company’s operations and profitability.

Exploration and development

There is no assurance given by the Company that its exploration and development programs and properties will result in the discovery, development or production of a commercially viable ore body or yield new reserves to replace or expand current reserves.

The business of exploration for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. At this time, other than the mineral reserves on the Company’s Yauricocha Mine and Bolivar Mine, none of the Company’s properties have any ore-bodies with proven or probable reserves.

The economics of developing precious and base metal properties are affected by many factors including capital and operating costs, variations of the tonnage and grade of ore mined, fluctuating mineral markets, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. Depending on the prices of silver, gold or other minerals produced, the Company may determine that it is impractical to commence or continue commercial production.

Substantial expenditures are required to discover an ore-body, to establish reserves, to identify the appropriate metallurgical processes to extract metal from ore, and to develop the mining and processing facilities and infrastructure. The marketability of any minerals acquired or discovered may be affected by numerous factors which are beyond the Company’s control and which cannot be accurately foreseen or predicted, such as market fluctuations, conditions for precious and base metals, the proximity and capacity of milling and smelting facilities, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting minerals and environmental protection. In order to commence exploitation of certain properties presently held under exploration concessions, it is necessary for the Company to apply for an exploitation concession. There can be no guarantee that such a concession will be granted. Unsuccessful exploration or development programs could have a material adverse impact on the Company’s operations and profitability.

Calculation of reserves and resources and metal recoveries

Although the Company’s reported mineral reserves and resources have been prepared by qualified persons, these amounts are estimates only by independent geologists, and the Company cannot be certain that any specified level of recovery of mineral will in fact be realized or that any identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body that can be economically exploited. Mineralized materials, which are not mineral reserves, do not have demonstrated economic viability. Any material change in the quantity of mineralization, grade or stripping ratio, or the metal price may affect the economic viability of the Company’s properties. In addition, the Company cannot be certain that metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

The mineral resource and reserve figures included in the AIF and the documents incorporated by reference are estimates, which are, in part, based on forward-looking information, and no assurance can be given that the indicated level of precious or base metals will be produced. Although resource estimates require a high degree of assurance in the underlying data when the estimates are made, unforeseen events and uncontrollable factors can have significant adverse or positive impacts on the estimates. Factors such as inherent sample variability, metal price fluctuations, variations in mining and processing parameters, increased production costs, reduced recovery rates and adverse changes in environmental or mining laws and regulations may render the present proven and probable reserves unprofitable to develop at a particular site or sites for periods of time and/or may require a reassessment of the commercial feasibility of a particular project. Such a reassessment may be the result of a management decision related to a particular project. Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays in development or may interrupt operations, if any, until the reassessment can be completed.

Until reserves or resources are actually mined and processed, the quantities of mineralization and metal grades must be considered as estimates only. Any material change in the quantity of mineral reserves, mineral resources, grades and recoveries may affect the economic viability of the Company’s properties.

Replacement of reserves and resources

The Yauricocha Mine, Bolivar Mine and Cusi Mine are the Company’s only current sources of mineral production. Current life-of-mine plans provide for a defined production life for mining at the Company’s mines. If the Company’s mineral reserves and resources are not replaced either by the development or discovery of additional reserves and/or extension of the life-of-mine at its current operating mines or through the acquisition or development of an additional producing mine, this could have an adverse impact on the Company’s future cash flows, earnings, financial performance and financial condition, including as a result of requirements to expend funds for reclamation and decommissioning.

Fluctuations in the price of consumed commodities

Prices and availability of commodities consumed or used in connection with exploration, development and mining, such as natural gas, diesel, oil, electricity, cyanide and other re-agents fluctuate and affect the costs of production at the Company’s operations. These fluctuations can be unpredictable, can occur over short periods of time and may have a materially adverse impact on our operating costs or the timing and costs of various projects. The Company’s general policy is not to hedge its exposure to changes in prices of the commodities used in its business.

Foreign operations

The Company’s operations are currently conducted through subsidiaries principally in Peru and Mexico and, as such, its operations are exposed to various levels of political, economic and other risks and uncertainties which could result in work stoppages, blockades of the Company’s mining operations and appropriation of assets. In addition, some of the Company’s operations are located in areas where Mexican drug cartels operate. These risks and uncertainties vary from region to region and include, but are not limited to, terrorism; hostage taking; local drug gang activities; military repression; expropriation; extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risks of war or civil unrest; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; changes in taxation policies; restrictions on foreign exchange and repatriation of earnings or capital, changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

Local opposition to mine development projects could arise in Peru and/or Mexico, and such opposition could be violent. There can be no assurance that such local opposition will not arise with respect to the Company’s foreign operations. If the Company were to experience resistance or unrest in connection with its foreign operations, it could have a material adverse effect on its operations and profitability. To the extent the Company acquires mineral properties in jurisdictions other than Peru and Mexico, it may be subject to similar and additional risks with respect to its operations in those jurisdictions.

Government regulation and permitting

The Company’s operations, exploration and development activities are subject to extensive foreign federal, state and local laws and regulations governing such matters as environmental protection, management and use of toxic substances and explosives, management of natural resources, health, exploration and development of mines, production and post-closure reclamation, safety and labour, mining law reform, price controls import and export laws, taxation, maintenance of claims, tenure, government royalties and expropriation of property. There is no assurance that future changes in such regulations, if any, will not adversely affect the Company’s operations.

The costs associated with compliance with these laws and regulations are substantial and possible future laws and regulations, changes to existing laws and regulations and more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expenses, capital expenditures, restrictions on or suspensions of the Company’s operations and delays in the development of its properties. Moreover, these laws and regulations may allow governmental authorities and private parties to bring lawsuits based upon damages to property and injury to persons resulting from the environmental, health and safety practices of the Company’s past and current operations, or possibly even those actions of parties from whom the Company acquired its mines or properties, and could lead to the imposition of substantial fines, penalties or other civil or criminal sanctions. The Company retains competent and well trained individuals and consultants in jurisdictions in which it does business, however, even with the application of considerable skill the Company may inadvertently fail to comply with certain laws. Such events can lead to financial restatements, fines, penalties, and other material negative impacts on the Company.

In the ordinary course of business, the Company will be required to obtain and renew governmental permits and licenses for the operation and expansion of existing operations or for the commencement of new operations. Obtaining or renewing the necessary governmental permits is a complex and time-consuming process. The duration and success of the Company’s efforts to obtain and renew permits and licenses are contingent upon many variables not within its control including the interpretation of applicable requirements implemented by the permitting or licensing authority. The Company may not be able to obtain or renew permits and licenses that are necessary to continue its operations or the cost to obtain or renew permits and licenses may exceed what the Company expects. Any unexpected delays or costs associated with the permitting and licensing process could delay the development or impede operations, which may adversely affect the Company’s revenues and future growth.

Risks relating to outstanding borrowings

The Company’s ability to repay its outstanding borrowings depends on its future cash flows, profitability, results of operations and financial condition. The Company has prepared budgets based on estimates of commodity prices, future production, operating costs and capital costs, however the Company cannot assure that such revenues, production plans, costs or other estimates will be achieved. Actual revenues and production costs may vary from the estimates depending on a variety of factors including those discussed herein, many of which are not within the Company’s control. Failure to achieve revenue, production or cost estimates or material increases in costs or material decreases in commodity prices could have a material adverse impact on the Company’s future cash flows, profitability, results of operations and financial condition.

If there is any event of default under any of the Company’s loan facilities, the principal amount of such loans, plus accrued and unpaid interest, if any, may be declared immediately due and payable. If such an event occurs, this would place additional strain on the Company’s cash resources, which could inhibit its ability to further its operating and/or exploration activities.

Title to assets

Although the Company believes that it has exercised commercially reasonable diligence with respect to determining title to properties that it owns, controls or has rights in, there is no guarantee that title to such properties will not be challenged or impugned. The Company’s properties may be subject to prior unrecorded agreements or transfers or native land claims and title may be affected by undetected defects. There may be valid challenges to the title of the Company’s properties which could impair development and/or operations of the Company. If title to the Company’s properties is disputed it may result in the Company paying substantial costs to settle the dispute or clear title and could result in the loss of the property, which events may affect the economic viability of the Company.

Environmental factors

All phases of the Company’s operations are subject to federal, state and local environmental regulation. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. The Company cannot be certain that future changes in environmental regulations, if any, will not adversely affect its operations. Environmental hazards may exist on properties held by the Company that are unknown to it and that have been caused by previous or existing owners or operators of the Company’s properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Litigation risks

All industries, including the mining industry, are subject to legal claims, with and without merit. Although the Company is not currently aware of any threatened or pending legal proceedings other than as disclosed in the Company’s financial statements, there is no guarantee that the Company will not become subject to additional proceedings in the future. There can be no guarantee of the outcome of any such claim. In addition, defense and settlement costs for any legal proceeding can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation process, there can be no assurance that the resolution of any particular legal proceeding will not have a material effect on the Company’s financial position or results of operations.

Insurance risks

The Company’s insurance will not cover all the potential risks associated with a mining company’s operations. The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, the Company expects that insurance against risks such as environmental pollution or other hazards as a result of exploration and production may be prohibitively expensive to obtain for a company of Sierra’s size and financial means. The Company may also become subject to liability for pollution or other hazards which may not be insured against or which the Company may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect upon the Company’s financial condition and results of operations.

Competitive risks

The mining industry is competitive in all of its phases. The Company faces strong competition from other mining companies in connection with the acquisition of properties producing, or capable of producing, base and precious metals. Many of these companies have greater financial resources, operational experience and technical capabilities than the Company does. As a result of this competition, the Company may be unable to maintain or acquire attractive mining properties on terms acceptable to the Company or at all. Consequently, the Company’s revenues, operations and financial condition could be materially adversely affected.

Volatility in the price of the common shares

Securities of mineral resource and mining companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. In addition, because of the nature of the Company’s business, certain factors such as public announcements and the public’s reaction, the Company’s operating performance and the performance of competitors and other similar companies, fluctuations in the market prices of precious and base metals, government regulations, changes in earnings estimates or recommendations by research analysts who track Sierra’s securities or securities of other companies in the resource sector, general market conditions, announcements relating to litigation, the arrival or departure of key personnel and the risk factors described in this AIF can have an adverse impact on the market price of the Common Shares.

Any negative change in the public’s perception of the Company’s prospects could cause the price of its securities, including the price of the Common Shares, to decrease dramatically. Furthermore, any negative change in the public’s perception of the prospects of mining companies in general could depress the price of Sierra’s securities, including the price of the Common Shares, regardless of the Company’s results. Securities class-action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Company may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

Global financial risks

Financial markets globally have been subject to increased volatility. Access to financing has been negatively impacted by liquidity crises throughout the world. These factors may impact the Company’s ability to obtain loans and other credit facilities in the future and, if obtained, on terms favorable to Sierra. The levels of volatility and market turmoil are on the rise, and the Company may not be able to secure appropriate debt or equity financing, any of which could affect the trading price of the Company’s securities in an adverse manner.

Employee Recruitment and Retention

Recruiting and retaining qualified personnel is critical to the Company’s success. The Company is dependent on the services of key executives including the Company’s President and Chief Executive Officer and other highly skilled and experienced executives and personnel focused on managing the Company’s interests. The number of persons skilled in acquisition, exploration, development and operation of mining properties are limited and competition for such persons is intense. As the Company’s business activity grows, the Company will require additional key financial, administrative and mining personnel as well as additional operations staff. The Company could experience increases in its recruiting and training costs and decreases in its operating efficiency, productivity and profit margins. If the Company is not able to attract, hire and retain qualified personnel, the efficiency of its operations could be impaired, which could have an adverse impact on the Company’s future cash flows, earnings, financial performance and financial condition.

Potential conflicts of interest

Certain of the Company’s directors and officers serve, or may serve in the future, as officers and directors for other companies engaged in natural resource exploration, development and/or production. Consequently, there is a possibility that the Company’s directors and/or officers may be in a position of conflict in the future.

To the extent that such other companies may participate in ventures in which the Company is also participating, such directors and officers of the Company may have a conflict of interest in negotiating and reaching an agreement with respect to the extent of each company’s participation. The CBCA requires the directors and officers to act honestly, in good faith, and in the best interests of the Company and its shareholders. However, in conflict of interest situations, directors and officers of the Company may owe the same duty to another company and will need to balance the competing obligations and liabilities of their actions.

Controlling group of shareholders

Arias Resource Capital Fund L.P., Arias Resource Capital Fund II L.P., Arias Resource Capital Fund II (Mexico) L.P. and Arias Resource Capital Management LP collectively own a significant number of Common Shares. This significant concentration of ownership may adversely affect the trading price for the Common Shares because investors often perceive disadvantages in owning shares in companies with controlling shareholders. In addition, these shareholders will be able to exercise influence over all matters requiring shareholder approval, including the election of directors and approval of corporate transactions, such as a merger or other sale of the Company or its assets. This concentration of ownership could limit investors’ ability to influence corporate matters and may have the effect of delaying or preventing a change in control, including a merger, consolidation, or other business combination involving the Company, or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control, even if that change in control would benefit the Company’s other shareholders.

Third Party Reliance

The Company’s rights to acquire interests in certain mineral properties have been granted by third parties who themselves may hold only an option to acquire such properties. As a result, the Company may have no direct contractual relationship with the underlying property holder.

Differences in U.S. and Canadian reporting of mineral reserves and resources

The Company’s mineral reserve and resource estimates are not directly comparable to those made in filings subject to SEC reporting and disclosure requirements as the Company generally reports mineral reserves and resources in accordance with Canadian practices. These practices are different from those used to report mineral reserve and resource estimates in reports and other materials filed with the SEC. It is Canadian practice to report measured, indicated and inferred resources, which are not permitted in disclosure filed with the SEC by United States issuers. Under SEC rules, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves.

Further, “inferred mineral resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards “as in-place tonnage and grade” without reference to unit of metal measures.

Accordingly, information concerning descriptions of mineralization, reserves and resources contained in this AIF, or in the documents incorporated herein by reference, may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC.

Claims Under U.S. Securities Laws

The enforcement by investors of civil liabilities under the federal securities laws of the United States may be affected adversely by the fact that the Company is incorporated under the federal laws of Canada, that the independent registered chartered accountants who have audited the Company’s financial statements and some or all of the Company’s directors and officers may be residents of Canada or elsewhere, and that all or a substantial portion of the Company’s assets and said persons are located outside the United States. As a result, it may be difficult for holders of the Company’s Common Shares to effect service of process within the United States upon people who are not residents of the United States or to realize in the United States upon judgments of courts of the United States predicated upon civil liabilities under the federal securities laws of the United States

Potential dilution of present and prospective shareholdings

The exercise of stock options and restricted share units issued by the Company and the issuance of other additional equity securities in the future could result in dilution in the value of the Company’s Common Shares and the voting power represented by such shares. Furthermore, to the extent holders of the Company’s stock options or other securities exercise their securities and then sell the Common Shares they receive, the trading price of the Common Shares may decrease due to the additional number of Common Shares available in the market.

Currency Risks

The Company’s operations in Mexico and Peru are subject to foreign currency exchange fluctuations. The Company may suffer losses due to adverse foreign currency fluctuations.

The Company and its subsidiaries’ financial instruments are exposed to currency risk where those instruments are denominated in currencies that are not the same as their functional currency; exchange gains and losses in these situations impact net income or loss. The Company raises its funds through equity issuances which are priced in Canadian dollars, and the majority of the exploration and operating costs of the Company are denominated in United States dollars, Peruvian Nuevo Soles, and Mexican pesos. In addition, the Company’s sales of silver, copper, lead and zinc are denominated in United States dollars. The United States dollar is the functional currency of the Peruvian entities and the Mexican entities. The Canadian dollar is the functional currency of all other entities. The Company also holds cash and cash equivalents, trade and other receivables, accounts payable that are subject to currency risk. As a result, the Company’s financial performance may be significantly impacted by changes in foreign exchange rates.

Risks relating to cyclical business

The Company’s financial performance is dependent on many external factors. The Company expects that any revenues it may earn from its operations in the future will be from the sale of metals and minerals. Both prices and markets for metals and minerals are cyclical, difficult to predict, volatile, subject to government price fixing and controls and respond to changes in domestic and international political, social and economic environments. In addition, the availability and cost of funds for exploration, development and production costs are difficult to predict. These changes and events could materially affect the financial performance of the Company.

Liquidity risks

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has in place a planning, budgeting and forecasting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansion and development plans. The Company’s budgets and forecasts are based on estimates of commodity prices, future production, operating costs and capital costs. The Company cannot assure that such revenues, production plans, costs or other estimates will be achieved. Actual revenues and production costs may vary from the estimates depending on a variety of factors, many of which are not within the Company’s control. Failure to achieve revenue, production or cost estimates or material increases in costs or material decreases in commodity prices could have a material adverse impact on the Company’s ability to meet its financial obligations as they come due.

The Company ensures that it has sufficient committed credit facilities to meet its short-term operating needs. There can be no guarantee that the Company will be successful in in obtaining these credit facilities on acceptable terms, or at all. If additional financing is not available, the Company may have to postpone its capital expenditures and exploration programs, which could materially impact the long term financial performance of the Company.

Financial Reporting Standards

The Company prepares its financial reports in accordance with IFRS applicable to publicly accountable enterprises. In preparation of financial reports, management may need to rely upon assumptions, make estimates or use their best judgment in determining the financial condition of the Company. Significant accounting policies are described in more detail in the Company’s audited financial statements. In order to have a reasonable level of assurance that financial transactions are properly authorized, assets are safeguarded against unauthorized or improper use, transactions are properly recorded and reported, the Company has implemented and continues to analyze its internal control systems for financial reporting. Although the Company believes its financial reporting and financial statements are prepared with reasonable safeguards to ensure reliability, the Company cannot provide absolute assurance.

Credit risks

Credit risk is the risk that the counterparty to a financial instrument might fail to discharge its obligations under the terms of a financial contract. Credit risk is primarily associated with trade receivables; however, it also arises on cash and cash equivalents, other receivables and financial assets.

The Company is subject to credit risk through its significant Mexican value-added-tax (“VAT”) receivable that is collectible from the government of Mexico. The VAT receivable balance as at December 31, 2016 was $3.8 million (December 31, 2015 – $5.9 million).

DIVIDENDS

The Company did not pay dividends in 2011 or 2012. On February 12, 2013, the Company announced the adoption of a policy to declare and pay cash dividends on a quarterly basis. For the year 2013, the Company’s intention was to pay cash dividends in the amount of approximately C$10 million. In-line with this intention the Company distributed a total of approximately C$10 million (or C$0.064 per Common Share) in cash or Common Shares to shareholders in respect of the 2013 fiscal year.

On March 26, 2014 the Company announced its quarterly cash dividend for the period ending March 31, 2014 of approximately CAD$750,000, or CAD$0.005 per Common Share, payable on April 30, 2014 to the holders of the issued and outstanding Common Shares as of the close of business on April 10, 2014.

The Company did not pay any dividends during 2015 or 2016.

The amount of future dividends to be declared, if any, shall be considered by the Board of Directors on a quarterly basis and will depend on the Company’s overall cash and operating position at the relevant time.

DESCRIPTION OF CAPITAL STRUCTURE

The Company is authorized to issue an unlimited number of Common Shares without par value. As of the date hereof, the Company has 162,679,430 issued and outstanding Common Shares.

Each Common Share carries one vote at all meetings of shareholders, is entitled to receive dividends as and when declared by the Board of Directors, and is entitled to participation in in the remaining property and assets of the Company upon dissolution or winding-up. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights.

MARKET FOR SECURITIES

The Company’s Common Shares are currently listed for trading on the TSX and the Lima Stock Exchange under the symbol SMT.

Trading Prices and Volumes

The following table provides a summary of the high and low prices and volumes for the Common Shares as traded on the TSX for the twelve-month period ending December 31, 2016.

Period	High (C$)	Low (C$)	Volume
January 2016	1.33	0.95	92,902
February 2016	1.09	1.00	86,619
March 2016	1.54	1.02	255,735
April 2016	1.79	1.42	748,902
May 2016	1.75	1.23	342,110
June 2016	1.70	1.25	741,170
July 2016	1.61	1.42	609,282
August 2016	2.11	1.65	676,209

Period	High (C$)	Low (C$)	Volume
September 2016	2.10	1.90	210,381
October 2016	2.05	1.70	147,550
November 2016	1.95	1.76	175,399
December 2016	2.10	1.95	511,484

ESCROWED SECURITIES

To the Company’s knowledge, as at December 31, 2016, no securities of the Company were held in escrow or were subject to contractual restriction on transfer.

DIRECTORS AND OFFICERS

As of the date of this AIF, Sierra Metals has a board consisting of seven directors. Each director will hold office until the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the consenting documents of the Company or the provisions of the Canada Business Corporations Act.

The following table sets forth the names, residency and office of each director and executive officers of the Company as at the date hereof:

Name, Position with the Company, Province or State and Country of Residence	Principal Occupation	Director/Officer of the Company since
MARK BRENNAN (7) President and Chief Executive Officer Ontario, Canada	President and Chief Executive Officer of the Company	April 13, 2015

J. ALBERTO ARIAS (2)(4)(5)(6) Chairman of the Board and Director New York, USA	President and Chief Executive Officer, Arias Resource Capital Management LP (investment advisor)	November 26, 2008

PHILIP RENAUD (1)(2)(3)(5) Director London, United Kingdom	Managing Director, LB Advisors (investment advisory corporation)	October 1, 2003

DOUGLAS F. CATER (1)(3)(4) Director Ontario, Canada	Vice President Exploration, Kirkland Lake Gold Inc. (gold mining company)	June 10, 2009

IGOR GONZALES (1)(4)(6) Director Lima, Peru	Managing Partner at Magris Resources Inc. (private mining investment company)	September 19, 2013

STEVEN G. DEAN (2)(3)(5)(8) Director British Columbia, Canada	Independent Businessman	October 4, 2011

DIONISIO ROMERO PAOLETTI Director Lima, Peru	Chief Executive Officer, CrediCorp Ltd. (financial services holding company)	November 16, 2015

ED GUIMARAES Chief Financial Officer Ontario, Canada	Chief Financial Officer of the Company	November 17, 2014

Name, Position with the Company, Province or State and Country of Residence	Principal Occupation	Director/Officer of the Company since
GORDON BABCOCK Chief Operating Officer Lima, Peru	Chief Operating Officer of the Company	July 13, 2015

ALONSO LUJAN Vice President, Exploration Chihuahua, Mexico	Vice President, Exploration of the Company	September 14, 2016

MICHAEL MCALLISTER Vice President, Corporate Development Ontario, Canada	Vice President, Corporate Development of the Company	July 15, 2016

ANDREW DUNLOP Corporate Controller Ontario, Canada	Corporate Controller of the Company	January 19, 2015

JILL NEFF Corporate Secretary British Columbia, Canada	Corporate Secretary of the Company	April 25, 2013

(1)	Member of the Audit Committee
(2)	Member of the Compensation Committee
(3)	Member of the Corporate Governance Committee
(4)	Member of the Nomination Committee
(5)	Member of the Corporate Strategy Committee
(6)	Member of the Health, Safety, Environmental & Technical Committee
(7)

Mark Brennan tendered his resignation as President and Chief Executive Officer of the Company on March 29, 2017. He will continue in his current role for a period of 30 days to facilitate the implementation of an orderly succession plan. Mr. Brennan also resigned as director of the Company effective March 29, 2017.

(8)	On April 6, 2017, the Company announced the appointment of Mr. Gonzales as President and Chief Executive Officer, effective May 1, 2017.

As at December 31, 2016, the directors and executive officers of the Company as a group beneficially owned, directly and indirectly, or exercised control over, an aggregate of 87,817,048 Common Shares of the Company representing approximately 54.2% of the outstanding shares of the Company as at December 31, 2016. This includes an aggregate of 82,648,881 Common Shares owned by Arias Resource Capital Fund L.P., Arias Resource Capital Fund II L.P., Arias Resource Capital Fund II (Mexico) L.P. (collectively, the “ARC Funds”) and Arias Resource Capital Management LP (the “Manager”). The ARC Funds are managed by Arias Resource Capital Management LP. The respective general partner of each of the ARC Funds retains the power to make investment and voting decisions in respect of the Common Shares beneficially owned by the ARC Funds. Alberto Arias is the sole director of each of the general partners of the ARC Funds and indirectly controls the Manager. As such, Mr. Arias may be deemed to share voting and dispositive power with respect to the Common Shares beneficially owned by the ARC Funds and the Manager, but he disclaims any beneficial ownership of any such securities, except to the extent of his pecuniary interest therein.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Except as disclosed hereunder, to the knowledge of the Company, none of its directors or executive officers is, or within the last ten years has been a director, chief executive officer or chief financial officer of (a) any issuer that, while that person was acting in that capacity, or (b) any issuer that, after that person ceased to be a director, chief executive officer or chief financial officer of such issuer, but in respect of an event that occurred while that person was acting in that capacity:

(i)	was the subject of a cease trade or similar order, or an order that denied such issuer access to any exemption under applicable securities legislation for a period of more than 30 consecutive days; or

(ii)

became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

From March 28, 2013 until January 21, 2014, J. Alberto Arias served as a director on the board of Colossus Minerals Inc. (“Colossus”). On January 14, 2014, Colossus filed a notice of intention to make a proposal under the Canadian Bankruptcy and Insolvency Act.

Philip Renaud was a director of Diagem Inc. (“Diagem”) which is subject to a cease trading order resulting from Diagem’s failure to meet regulatory requirements as a result of insolvency.

In May 2009 and in May 2011, a Management Cease Trade Order applicable to the directors and officers of the Company and related companies was issued for late filing of the financial statements.

To the knowledge of the Company, none of its directors or executive officers has, within the last ten years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold his assets.

To the knowledge of the Company, none of its directors or executive officers has been subject to:

(i)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(ii)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

The Company confirms that there are currently no existing material conflicts of interest between Sierra or a subsidiary of Sierra and any director or officer of Sierra or of a subsidiary of Sierra. Other than with respect to (i) the involvement of certain directors of the Company in other mining companies, and (ii) the significant holding of the ARC Funds and Arias Resource Capital Management LP in the Company for which Alberto Arias may be deemed to share voting and dispositive power with respect to the Company securities beneficially owned by the ARC Funds and Arias Resource Capital Management LP, there are no potential material conflicts of interest between Sierra or a subsidiary of Sierra and any director or officer of Sierra or of a subsidiary of Sierra.

AUDIT COMMITTEE INFORMATION

The Board of Directors has established an audit committee (the “Audit Committee”) comprised of Igor Gonzales, Philip Renaud and Douglas F. Cater. All of the members of the Audit Committee are independent, non-executive directors of the Company. All members of the Audit Committee meet the independence and financial literacy requirements of National Instrument 52-110 – Audit Committees.

The Board of Directors has adopted a written charter for the Audit Committee, which sets out the Audit Committee’s responsibility in overseeing the accounting and financial reporting processes of the Company, audits of the financial statements of the Company, and the appointment, compensation, and oversight of the work of any registered external auditor employed by the Company for the purpose of preparing or issuing an audit report or related work. This mandate is reviewed and assessed at least annually or otherwise, deemed appropriate, by the Board of Directors with the assistance of the Corporate Governance, Nominating and Audit Committees. A copy of this charter is attached hereto as Appendix “A”.

Igor Gonzales

Mr. Gonzales is from Cusco, Peru and has more than 30 years of experience in the mining industry. He was with Barrick Gold Corporation from 1998 to 2013, most recently as Executive Vice President and Chief Operating Officer. Between 1980 and 1996, Mr. Gonzales served in various roles with Southern Peru Copper Corporation. Mr. Gonzales has a Bachelor of Science degree in Chemical Engineering from the University of San Antonio Abad in Cusco, Peru, and was a Fulbright Scholar at the New Mexico Institute of Mining and Technology, where he earned a Master of Science degree in Extractive Metallurgy. Mr. Gonzales’ experience in the mining industry has provided him with the knowledge required to understand accounting principles and financial statements.

Philip Renaud

Mr. Renaud is the Managing Director of LB Advisors, a European investment advisory firm involved in private financings. Mr. Renaud graduated from Franklin College of Switzerland with a Bachelor of Arts in international financial management. Prior to his involvement with Church Advisors, Mr. Renaud was a founding partner of Change Capital Partners, a European private equity fund. He is also Chairman of Diagnos Inc. and Kane Biotech Inc., both Canadian, publicly-traded companies.

Douglas F. Cater

Douglas Cater is a graduate of the University of Waterloo and is a Professional Geologist with 30 years of experience in the exploration and mining of precious metals including the analysis of budgets and project management of mining projects. Mr. Cater was recently appointed Vice-President, Exploration of Kirkland Lake Gold Inc., and was formerly Vice President Exploration of St. Andrews Goldfields Ltd. (2012 – 2015). Since June of 2009, he has also been the Project Manager for Sabina Gold & Silver Corporation, a mineral exploration and development corporation. He was the Exploration Manager for Dundee Precious Metals Inc., a Toronto-based mining and exploration Company, from August 2005 to June 2009. Mr. Cater’s experience in the mining industry has provided him with the knowledge required to understand accounting principles and financial statements.

External Auditor Fees

PricewaterhouseCoopers LLP (“PwC”) was appointed as auditors of the Company on July 11, 2012. For the fiscal years ended December 31, 2016 and December 31, 2015, the fees billed by PwC are summarized below for each category:

Service	Fees Incurred 2016		Fees Incurred 2015
Audit and Audit-Related Fees		$310,000		$309,000
Tax Fees	$	nil	$	nil
All Other Fees		$80,000	$	nil
Total Fees Paid		$390,000		$309,000

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the normal course of business. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavorably to the Company. The Company carries liability insurance coverage and will establish accruals and provisions for matters that are probable and can be reasonably estimated. In addition, the Company may be involved in disputes with other parties in the future. These may result in a significant impact on the Company’s financial condition, cash flow and results of operations.

The claims associated with the Company’s Mexican operations are discussed in detail below:

In October 2009, Polo y Ron Minerals, S.A. de C.V. (“P&R”) sued the Company and one of its subsidiaries, Dia Bras Mexicana S.A. de C.V. (“DBM”). P&R claimed damages for the cancelation of an option agreement (the “Option Agreement”) regarding the San Jose properties in Chihuahua, Mexico (the “San Jose Properties”). The San Jose Properties are not located in any areas where DBM currently operates, nor are these properties included in any resource estimates of the Company. The Company believes that it has complied with all of its obligations pertaining to the Option Agreement. In October 2011, the 8th Civil Court of the Judicial District of Morelos in Chihuahua issued a resolution that absolved the Company from the claims brought against it by P&R on the basis that P&R did not provide evidence to support any of its claims. P&R appealed this resolution to the State Court, which overruled the previous resolution and ordered the Company to: (i) transfer to P&R 17 mining concessions from the Company’s Bolivar project, including the mining concessions where both mine operations and mineral reserves are located; and (ii) pay $423 to P&R; the Company was not appropriately notified of this resolution. In February 2013, a Federal Court in the State of Chihuahua granted the Company a temporary suspension of the adverse resolution issued by the State Court of Chihuahua, Mexico. In July 2014, a Federal Court in the State of Chihuahua ordered that the Company was entitled to receive proper notice of the adverse resolution previously issued by the State Court of Chihuahua. This allows the Company to proceed with its appeal (writ of “amparo”) of the State Court’s previous resolution. The adverse resolution has been temporarily suspended since March 2013, which suspension will remain in place pending the writ of amparo. The amparo is being heard in Federal Court and will challenge the State Court’s ruling. The Federal Court’s verdict in the amparo will be final and non-appealable. On February 12, 2016, The Second Federal Collegiate Court of Civil and Labor Matters, of the Seventeenth circuit in the State of Chihuahua, (the “Federal Court”) issued a new judgment ruling that the State Court lacked jurisdiction to rule on issues concerning mining titles, and that no previous rulings by the State Court against the Company shall stand. They ordered the cancellation of the previous adverse resolution by the state Court. The Company continues to believe that the original claim is without merit and will continue to vigorously defend this claim.

In 2009, a personal action was filed in Mexico against DBM by an individual, Ambrosio Bencomo Muñoz as administrator of the intestate succession of Ambrosio Bencomo Casavantes y Jesus Jose Bencomo Muñoz, claiming the annulment and revocation of the purchase agreement of two mining concessions, Bolívar III and IV between Minera Senda de Plata S.A. de C.V. and Ambrosio Bencomo Casavantes, and with this, the nullity of purchase agreement between DBM and Minera Senda de Plata S.A. de C.V. In June 2011, the Sixth Civil Court of Chihuahua, Mexico, ruled that the claim was unfounded and dismissed the case, the plaintiff appealed to the State Court. The process is in the appealing court. The Company will continue to vigorously defend this action and is confident that the claim is of no merit.

TRANSFER AGENTS AND REGISTRARS

The Company’s registrar and transfer agent is Computershare Investor Service Inc. located at 1500 University Street, Suite 700, Montreal, Quebec H3A 3S8.

MATERIAL CONTRACTS

There are no contracts, other than those disclosed in this AIF and other than those entered into in the ordinary course of the Company’s business, that are material to the Company and that were entered into during the most recently completed year ended December 31, 2016 or before the most recently completed financial year, that are still in effect as of the date of this AIF.

INTEREST OF EXPERTS

The Qualified Persons responsible for the Yauricocha Technical Report are Matthew Hastings (MSc Geology, MAusIMM), Jon Larson (BS Mining Engineering, MBA, MAusIMM, MMSAQP), Jeff Osborn (BEng Mining, MMSAQP), Fernando Rodrigues (BS Mining, MBA, MAusIMM, MMSAQP), Daniel H. Sepulveda (B.Sc. Metallurgist, SME-RM) and John Tinucci (PhD, PE) of SRK.

The Qualified Persons responsible for the Bolivar Technical Report are Matthew Hastings (MSc Geology, MAusIMM), Jon Larson (BS Mining Engineering, MBA, MAusIMM, MMSAQP), Jeff Osborn (BEng Mining, MMSAQP), Daniel H. Sepulveda (B.Sc. Metallurgist, SME-RM), John Tinucci (PhD, PE) and Mark Willow (MSc, CEM, SME-RM) of SRK.

The Qualified Persons responsible for the Cusi Technical Report are Matthew Hastings (MSc Geology, MAusIMM) and Mark Willow (MSc, CEM, SME-RM) of SRK.

To the knowledge of the Company, each of the Qualified Persons hold less than 1% of the outstanding Common Shares of the Company, at the time of the preparation of the reports and/or at the time of the preparation of the technical information contained in this AIF and either did not receive any or received less than a 1% direct or indirect interest in any securities of the Company or of any associate or affiliate of the Company in connection with the preparation of such reports or data.

PwC are the auditors of the Company who have prepared the auditor’s report in respect of the annual financial statement for the fiscal year ended December 31, 2016. PwC has confirmed that it is independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario. To the Company’s knowledge, PwC has no registered or beneficial interest, direct or indirect, in any securities or other property of the Company.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com and on the Company’s website at www.sierrametals.com. Information regarding directors’ remuneration and indebtedness, principal holders of the Company’s securities, options to purchase securities and interests of insiders in material transactions, if any, is contained in the Company’s Management Information Circular for its most recent annual meeting of shareholders that involved the election of directors. Additional financial information is provided in the Company’s comparative Financial Statements and Management Discussion & Analysis for its most recently completed year.

APPENDIX “A”

SIERRA METALS INC.

AUDIT COMMITTEE CHARTER

I	PURPOSE

The Audit Committee (the “Committee”) is a committee of the board of directors (the “Board”) of Sierra Metals Inc. (the “Corporation”). The primary function of the Committee is to assist the Board in fulfilling its financial reporting and controls responsibilities to the shareholders of the Corporation and the investment community. The external auditors will report directly to the Committee. The Committee’s primary duties and responsibilities are:

•

overseeing the integrity of the Corporation’s financial statements and reviewing the financial reports and other financial information provided by the Corporation to any governmental body or to the public;

•

recommending the appointment and reviewing and appraising the audit efforts of the Corporation’s external auditors, overseeing the external auditors’ qualifications and independence and providing an open avenue of communication among the external auditors, the Corporation’s financial and senior management and the Board; and

•	monitoring the Corporation’s financial reporting process and internal controls, its management of business and financial risk, and its compliance with legal, ethical and regulatory requirements.

II	COMPOSITION

The Committee will be comprised of members of the Board, the number of which will be determined from time to time by resolution of the Board. The composition of the Committee will be determined by the Board such that the membership and independence requirements set out in the rules and regulations, in effect from time to time, of any securities commissions (including, but not limited to, the British Columbia Securities Commission) and any exchanges upon which the Corporation’s securities are listed (including, but not limited to, the Toronto Stock Exchange) are satisfied.

The members of the Committee shall be elected by the Board at the annual organizational meeting of the Board and shall remain on the Committee until the next annual organizational meeting of the Board or until their successors have been duly elected or appointed. The Board may remove a member of the Committee at any time in its sole discretion by resolution of the Board.

III	DUTIES AND RESPONSIBILITIES

1.	The Committee shall:

(a)	review and recommend to the Board for approval the annual audited consolidated financial statements of the Corporation;

(b)

review with financial management and external auditors the Corporation’s financial statements, MD&A and earnings releases prior to filing the same with regulatory bodies such as securities commissions and/or prior to their release;

(c)

review document referencing, containing or incorporating by reference the annual audited consolidated financial statements or non-audited interim financial statements (e.g. prospectuses and/or press releases containing financial results) prior to their release; and

(d)

make changes or additions to security policies of the Corporation and report, from time to time, to the Board on the appropriateness of the policy guidelines in place to administer the Corporation’s security programs.

2.	The Committee, in fulfilling its mandate, shall:

(a)

ensure to its satisfaction that adequate internal controls and procedures are in place to allow the Chief Executive Officer and the Chief Financial Officer of the Corporation to certify financial statements and other disclosure documents as required under securities laws;

(b)

ensure to its satisfaction that adequate procedures are in place for the review of the Corporation’s public disclosure of financial information extracted or derived from the Corporation’s financial statements, MD&A and annual and interim earnings press releases, and periodically assess the adequacy of those procedures;

(c)	recommend to the Board the selection of the external auditors, consider their independence and effectiveness, and approve the fees and other compensation to be paid to the external auditors;

(d)

monitor the relationship between management and the external auditors, including reviewing any management letters or other reports of the external auditors, and discussing and resolving any material differences of opinion or disagreements between management and the external auditors;

(e)

review the performance of the external auditors and approve any proposed discharge and replacement of the external auditors when circumstances warrant. Consider, with management, the rationale for employing accounting/auditing firms other than the principal external auditors;

(f)

periodically consult with the external auditors out of the presence of management about significant risks or exposures, internal controls and other steps that management has taken to control such risks, and the fullness and accuracy of the Corporation’s financial statements. Particular emphasis should be given to the adequacy of internal controls to expose any payments, transactions, or procedures that might be deemed illegal or otherwise improper;

(g)

arrange for the external auditors to be available to the Committee and the Board as needed. Ensure that the external auditors report directly to the Committee and are made accountable to the Board and the Committee, as representatives of the shareholders to whom the auditors are ultimately responsible;

(h)	review and approve the Corporation’s hiring policies regarding employees or former employees of the current and former external auditors;

(i)	review the scope of the external audit, including the fees involved;

(j)	review the external auditors’ report on the annual audited consolidated financial statements;

(k)	review problems found in performing the audit, such as limitations or restrictions imposed by management or situations where management seeks a second opinion on a significant accounting issue;

(l)	review major positive and negative observations of the external auditors during the course of the audit;

(m)

review with management and the external auditors the Corporation’s major accounting policies, including the impact of alternative accounting policies and key management estimates and judgments that can materially affect the financial results;

(n)	review emerging accounting issues and their potential impact on the Corporation’s financial reporting;

(o)

review and approve requests for any management consulting engagement to be performed by the external auditors and be advised of any other study undertaken at the request of management that is beyond the scope of the audit engagement letter and related fees;

(p)

review with management, the external auditors and legal counsel, any litigation, claims or other contingency, including tax assessments, which could have a material impact upon the financial position or operating results of the Corporation, and whether these matters have been appropriately disclosed in the financial statements;

(q)	review the conclusions reached in the evaluation of management’s internal control systems by the external auditors, and management’s responses to any identified weaknesses;

(r)

review with management their approach to controlling and securing corporate assets (including intellectual property) and information systems, the adequacy of staffing of key functions and their plans for improvements;

(s)	review with management their approach with respect to business ethics and corporate conduct;

(t)	review annually the legal and regulatory requirements that, if breached, could have a significant impact on the Corporation’s published financial reports or reputation;

(u)

receive periodic reports on the nature and extent of compliance with security policies. The nature and extent of non-compliance together with the reasons therefore, with the plan and timetable to correct such non-compliance will be reported to the Board, if material;

(v)	review with management the accuracy and timeliness of filing with regulatory authorities;

(w)	review periodically the business continuity plans for the Corporation;

(x)

review annually general insurance coverage of the Corporation to ensure adequate protection of major corporate assets including, but not limited to, D&O (Directors and Officers) and “Key Person” coverage;

(y)	perform such other duties as required by the Corporation’s incorporating statute and applicable securities legislation and policies; and

(z)	establish procedures for:

(i)	the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal controls, or auditing matters; and

(ii)	the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or audit matters.

3.	The Committee may engage and communicate directly and independently with outside legal and other advisors for the Committee as required and set and pay the compensation of such advisors.

4.	On an annual basis, the Committee will review the Audit Committee Charter and, where appropriate, recommend changes to the Board.

IV	SECRETARY

The Secretary of the Committee will be appointed by the Chair of the Committee.

V	MEETINGS

1.

The Committee shall meet at such times and places as the Committee may determine, but no less than four times per year. At least annually, the Committee shall meet separately with management and with the external auditors.

2.	Meetings may be conducted with members present in person, by telephone or by video conference.

3.	A resolution in writing signed by all the members of the Committee is valid as if it had been passed at a meeting of the Committee.

4.	Notice must be given to each Committee member not less than 48 hours before the time when a meeting is to be held. The notice period may be waived by a quorum of the Committee.

5.	The external auditors or any member of the Committee may also call a meeting of the Committee. The external auditors of the Corporation will receive notice of every meeting of the Committee.

6.	The Board shall be kept informed of the Committee’s activities by a report, including copies of minutes, at the next Board meeting following each Committee meeting.

VI	QUORUM

Quorum for the transaction of business at any meeting of the Committee shall be a majority of the number of members of the Committee.